Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

AEROHIVE NETWORKS, INC.

at

$4.45 Per Share

by

CLOVER MERGER SUB, INC.

a wholly-owned subsidiary of

EXTREME NETWORKS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT (NEW YORK CITY TIME) AT THE END OF THE DAY ON THURSDAY, AUGUST 8, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of June 26, 2019, by and among Extreme Networks, Inc. (“Extreme”), a Delaware corporation, Clover Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Extreme, and Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation (the “Merger Agreement”).

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Aerohive at a price per Share of $4.45 in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes (the “Offer”).

The Merger Agreement provides, among other things, that the Offer is being conditioned upon (i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined in accordance with the Merger Agreement) and no less than a majority of the voting power of the shares of capital stock of Aerohive then outstanding (determined in accordance with the Merger Agreement) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”).

As soon as practicable (and in any event within one (1) business day) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), Purchaser will merge with and into Aerohive (the “Merger”), with Aerohive continuing as the surviving corporation and as a wholly-owned subsidiary of Extreme (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the first business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of Aerohive, or owned by Extreme or any direct or indirect wholly-owned subsidiaries of Extreme or Aerohive or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of Delaware Law, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

Under no circumstances will interest be paid either with respect to the purchase of Shares pursuant to the Offer or upon conversion of Shares into the right to receive an amount of cash equal to the Offer Price in the Merger (which, in either case, may be reduced by any applicable withholding taxes), regardless of any extension of the Offer or any delay in making payment for Shares or consummating the Offer or the Merger.

THE BOARD OF DIRECTORS OF AEROHIVE UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF AEROHIVE HAS UNANIMOUSLY (1) DETERMINED THAT TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER AND THE CONSIDERATION TO BE PAID IN CONNECTION THEREWITH, ARE FAIR TO, AND IN THE BEST INTERESTS OF, AEROHIVE AND ITS STOCKHOLDERS; (2) DETERMINED THAT IT IS IN THE BEST INTERESTS OF AEROHIVE AND ITS STOCKHOLDERS AND ADVISABLE TO ENTER INTO THE MERGER AGREEMENT; (3) APPROVED, ADOPTED AND AUTHORIZED THE EXECUTION AND DELIVERY BY THE COMPANY OF THE MERGER AGREEMENT AND ANY OTHER AGREEMENTS, CERTIFICATES, DOCUMENTS OR OTHER INSTRUMENTS CONTEMPLATED THEREBY OR TO BE EXECUTED OR DELIVERED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; AND (4) RESOLVED TO RECOMMEND THAT AEROHIVE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) the Minimum Condition, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the German Act against Restraints of Competition, having expired or been terminated and (iii) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

A summary of the principal terms of the Offer appears on pages i through viii. You should read both the entire Offer to Purchase and the Letter of Transmittal (as defined herein) carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 12, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, prior to the expiration date of the Offer:

•

If you are a holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with Aerohive’s transfer agent, Computershare Inc.), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal and send it, together with any original certificate representing your Shares and any other required documents, to Computershare Inc., in its capacity as depositary for the Offer (the “Depositary”). These materials must reach the Depositary before the expiration date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the expiration date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of Aerohive, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”). It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to MacKenzie Partners, Inc. our information agent (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to the Purchaser and, where appropriate, Extreme.

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Aerohive Networks, Inc., a Delaware corporation (“Aerohive”).

Price Offered Per Share:	$4.45 per Share in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes.

Scheduled Expiration Time:	The offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on August 8, 2019, unless the Offer is extended or terminated.

The Purchaser:	Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Extreme Networks, Inc. (“Extreme”), a Delaware corporation.

Aerohive Board of Directors Recommendation:	The Board of Directors of Aerohive has unanimously resolved to recommend that Aerohive’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my Shares?

Our name is Clover Merger Sub, Inc. We are a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation. We are a Delaware corporation formed for the purpose of making the Offer and thereafter, pursuant to the Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme, Aerohive and us (the “Merger Agreement”), and for the purpose of merging with and into Aerohive (the “Merger”), with Aerohive continuing as the surviving corporation and as a wholly-owned subsidiary of Extreme (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation and the Merger Agreement and the transactions contemplated thereby, including making this Offer. See the “Introduction” and Section 8 — “Certain Information Concerning Extreme and the Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

i

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, Aerohive. As soon as practicable (and in any event within one (1) business day) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), Purchaser will merge with and into Aerohive, with Aerohive continuing as the Surviving Corporation, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the first business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties. See Section 12 — “Purpose of the Offer; Plans for Aerohive.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.45 per Share in cash, without interest, subject to any applicable withholding taxes.

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does Aerohive’s Board of Directors think about the Offer?

The Board of Directors of Aerohive has unanimously:

•

determined that terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, Aerohive and its stockholders;

•	determined that it is in the best interests of Aerohive and its stockholders and advisable to enter into the Merger Agreement;

•

approved, adopted and authorized the execution and deliver by the Company of the Merger Agreement and any other agreements, certificates, documents or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement; and

•	resolved to recommend that Aerohive’s stockholders accept the Offer and tender their shares pursuant to the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Aerohive.” Aerohive will file with the United States Securities and Exchange Commission (the “SEC”) and mail to its stockholders its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) recommending that Aerohive’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon:

•

(i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below), that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined in accordance with the Merger

Agreement) and no less than a majority of the voting power of the shares of capital stock of Aerohive then outstanding (determined in accordance with the Merger Agreement) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”);

•

the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the German Act against Restraints of Competition (the “Required Governmental Approvals”); and

•

the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by Extreme or us has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, receipt of the Required Governmental Approvals and the requirement that no law or order be enacted prohibiting the consummation of the Offer and the Merger shall not be waivable and may not be waived by us.

Pursuant to the Merger Agreement, the “number of Shares then outstanding” means (i) the aggregate number of Shares then-outstanding, plus (ii) the aggregate number of Shares subject to then-outstanding vested awards of Aerohive restricted stock units (including any performance-based restricted stock units) that have not yet settled into Shares that are then-outstanding, plus (iii) the aggregate number of Shares that Aerohive is required to issue upon conversion, settlement or exercise of all then-outstanding Aerohive Options (as defined below) for which Aerohive has received notices of exercise or conversion and payment of the applicable aggregate exercise prior to the expiration of the Offer and for which Aerohive has not yet issued Shares.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. We, Extreme and Aerohive have entered into the Merger Agreement referred to above in “Who is offering to buy my Shares?” The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following the Acceptance Time, the merger of the Purchaser with and into Aerohive. See Section 11 — “The Merger Agreement; Other Agreements.”

Do you have the financial resources to pay for all Shares?

Yes. We estimate that we will need approximately $272 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each be converted in the Merger into the right to receive the Offer Price (except as provided in the Merger Agreement with respect to Shares owned by or held in the treasury of Aerohive, Shares owned by Extreme or any direct or indirect wholly-owned subsidiaries of Extreme (including the Purchaser) or Aerohive, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law), to pay the Equity Award Cash Consideration (as defined below) as provided in the Merger Agreement and to pay related fees and expenses. Extreme, our parent company, will provide us with sufficient funds to make such payments. Extreme expects to fund such payments from a combination of available cash and $455 million in committed financing from Bank of Montreal and BMO Capital Markets Corp. pursuant to a commitment letter entered into among Extreme, Bank of Montreal and BMO Capital Markets Corp. on June 26, 2019. The commitment letter contemplates (a) a 5-year senior secured term loan facility in an aggregate principal amount of $380 million and (b) a 5-year senior secured revolving credit facility in an aggregate principal amount of $75 million. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•

if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes); and

•

we have the financial resources, including committed debt financing and cash on hand, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until midnight (New York City time) at the end of the day on August 8, 2019 (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” will mean the latest date and time at which the Offer, as so extended by us, will expire or (ii) the Merger Agreement has been earlier terminated. If we extend the Offer, we will inform Computershare Inc., our depositary for the Offer (the “Depositary”) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Signature Guarantees”) may guarantee that the missing items will be received by the Depositary within two trading days of the New York Stock Exchange (“NYSE”). Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we may be required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer on more than two occasions in the event that all of the conditions to the Offer have been satisfied or waived except for the Minimum Condition.

Pursuant to the Merger Agreement, we will (and Extreme will cause us to) extend the Offer:

•

on one or more occasions, for successive periods of 10 business days each, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions; and

•	for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.” Each of the time periods described above is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

How do I tender my Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•

If you are a registered holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with Aerohive’s transfer agent, Computershare Inc.), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal and send it, together with any original certificates representing your Shares and any other required documents, to the Depositary. These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

•

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may extend the time you have to deliver such items by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within two NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

Until what time may I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

v

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Prior to the closing date of the Merger, Aerohive has agreed to cooperate with Extreme and use its commercially reasonable efforts to take all necessary, proper or advisable action to cause the delisting of Aerohive and of Aerohive Common Stock from the NYSE as soon as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as soon as practicable after such delisting. Following consummation of the Merger, no Shares will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes), except as provided in the Merger Agreement with respect to Shares owned by Extreme or its direct or indirect wholly-owned subsidiaries or Aerohive, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. See Section 13 — “Certain Effects of the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Aerohive. At the effective time of the Merger (the “Effective Time”), each Share then issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by or held in the treasury of Aerohive, and all Shares owned by Extreme or any direct or indirect wholly-owned subsidiaries of Extreme (including the Purchaser) or Aerohive. Notwithstanding the foregoing, Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law will not be converted into the right to receive the Merger Consideration and will instead be entitled to seek to have a Delaware court determine the “fair value” of such Shares in accordance with Delaware Law, unless such holder fails to perfect, withdraws, waives or loses the right to appraisal. In each such case, such Shares will be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If the Offer is not consummated, will you nevertheless consummate the Merger?

No. None of us, Extreme or Aerohive are under any obligation to pursue or consummate the Merger if the Acceptance Time has not occurred and the Offer has not been earlier consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of Delaware Law and the obligation of us and Aerohive to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the Acceptance Time, we expect the Merger to occur promptly after the consummation of the Offer. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. If the Acceptance Time occurs and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What was the market value of my Shares on recent dates?

On June 25, 2019, the last full trading day prior to the day on which we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE was $3.19 per Share. On July 11, 2019, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE was $4.42 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer described in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to receive promptly an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price in cash, without interest, subject to any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to you. See Section 2 — “Acceptance for Payment and Payment for Shares.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) any certificates representing such Shares, if applicable, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares at The Depository Trust Company (“DTC”), an Agent’s Message (as defined below) in lieu of such Letter of Transmittal and delivery of Shares into the Depositary’s account at DTC, and (iii) any other required documents for such Shares, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Have any of Aerohive’s directors or officers agreed to tender their Shares?

Yes. The members of Aerohive’s Board of Directors, who collectively owned approximately 4% of the outstanding Shares as of June 21, 2019, have entered into a tender and support agreement with Extreme and us, pursuant to which they have agreed to, among other things, tender their Shares into the Offer unless the Merger Agreement is terminated or upon the occurrence of certain other events. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement.”

What will happen to Aerohive equity awards in the Offer?

Following the consummation of the Offer, as a result of the Merger, Aerohive’s outstanding equity awards granted under its 2006 Global Share Plan and 2014 Equity Incentive Plan will be treated as follows:

•

each option to purchase Shares (an “Aerohive Option”) (or portion thereof) that is outstanding, unvested and unexercised as of immediately prior to the Effective Time with an exercise price per Share that is less than $4.45 (such difference, the “spread value”) and held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an option to purchase shares of Extreme common stock having substantially the same terms and conditions as the Aerohive Option (each, an “Assumed Option”), except that (i) the number of shares underlying an Assumed Option will be calculated by multiplying (x) the number of Shares that were issuable upon exercise of the Assumed Option immediately before the Effective Time by (y) the Exchange Ratio (as defined below), and rounding down to the nearest whole share, and (ii) the per-share exercise price of an Assumed Option will be equal to the quotient determined by dividing (x) the per-Share exercise price of the Assumed Option immediately before the Effective Time by (y) the Exchange Ratio (as defined below), and rounding up to the next whole cent;

•

each award of Aerohive restricted stock units (an “Aerohive RSU Award”) (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time, is not subject to performance-based vesting and is held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an award of restricted stock units covering common stock of Extreme having substantially the same terms and conditions as the Aerohive RSU Award (each, an “Assumed RSU Award”), except that the number of shares underlying the Assumed RSU Award will be calculated by multiplying (x) the number of unvested Shares underlying the Assumed RSU Award immediately before the Effective Time by (y) the Exchange Ratio (as defined below), and rounding down to the nearest whole share;

•

to the extent an Aerohive Option does not constitute an Assumed Option, it will be cancelled and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the spread value with respect to the vested portion of such Aerohive Option (after giving effect to any accelerated vesting in connection with the Merger) as of the Closing Date; and

•

the vesting of each Aerohive RSU Award that was granted subject to vesting (whether in addition to any other vesting conditions or solely) based on the achievement of performance goals or market-based conditions will accelerate in full as of immediately before the Effective Time, and, to the extent any Aerohive RSU Award is not an Assumed RSU Award, it will be cancelled and converted automatically at the Effective Time into the right to receive an amount in cash equal to the product obtained by multiplying the number of vested Shares subject to the Aerohive RSU Award by $4.45 (after giving effect to any accelerated vesting in connection with the Merger) as of the Closing Date (together with the consideration payable in the immediately preceding bullet above, the “Equity Award Cash Consideration”).

For purposes of the foregoing, the “Exchange Ratio” means a fraction, the numerator of which is $4.45, and the denominator of which is the volume-weighted average trading price of Extreme common stock on the New York Stock Exchange, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, over the ten consecutive trading days ending on the third complete trading day before (and excluding) the Closing Date.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Aerohive Equity Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. If you are a United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — United States Holders”), in general, you will recognize gain or loss in an amount equal to the difference, if any, between your adjusted tax basis in the Shares that you tender into the Offer or exchange in the Merger and the amount of cash you receive for such Shares (determined before deduction of any applicable withholding taxes). If you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — Non-United States Holders”), subject to the discussion in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” and the qualifications and limitations in

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger unless you have certain connections to the United States. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer or having your Shares converted into the right to receive cash in the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of the material U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Aerohive Networks, Inc.:

INTRODUCTION

We, Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Extreme Networks, Inc. (“Extreme”), a Delaware corporation, are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation, at a price per Share of $4.45 in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of June 26, 2019, by and among Extreme, the Purchaser and Aerohive (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on August 8, 2019 (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the Merger Agreement, in which case the term “Expiration Date” means the latest date and time at which the Offer, as so extended by us, will expire (provided, however, our obligation to extend the Offer is limited as discussed in Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Extensions of the Offer”) or (ii) the Merger Agreement has been earlier terminated. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

If you are an owner of Shares and you tender such Shares directly to Computershare Inc. (the “Depositary”) in accordance with the terms of this Offer, you will not be charged brokerage fees or commissions on the sale of Shares pursuant to the Offer.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the United States Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or the applicable IRS Form W-8, if the tendering stockholder or other payee is a Non-United States Holder) may be subject to U.S. federal backup withholding on the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding.” Non-United States Holders are urged to consult their tax advisors regarding the application of U.S. federal backup withholding.

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult with such nominee to determine if you will be charged any service fees or commissions.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within two New York Stock Exchange (“NYSE”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

As soon as practicable (and in any event within one (1) business day) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Aerohive (the “Merger”), with Aerohive continuing as the surviving corporation and as a wholly-owned subsidiary of Extreme (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the first business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

At the Effective Time of the Merger (as defined below), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes, except for Shares (such shares, the “Excluded Shares”) (i) that are owned by or held in the treasury of Aerohive, or owned by Extreme or any direct or indirect wholly-owned subsidiaries of Extreme or Aerohive, which will be automatically cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

The Board of Directors of Aerohive has unanimously:

•

determined that terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, Aerohive and its stockholders;

•	determined that it is in the best interests of Aerohive and its stockholders and advisable to enter into the Merger Agreement;

•

approved, adopted and authorized the execution and delivery by the Company of the Merger Agreement and any other agreements, certificates, documents or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement; and

•	resolved to recommend that Aerohive’s stockholders accept the Offer and tender their shares pursuant to the Offer.

A more complete description of the reasons of the Board of Directors of Aerohive for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed by Aerohive with the United States Securities and Exchange Commission (“SEC”) and mailed to Aerohive’s stockholders with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to us or Extreme receiving financing or any other financing condition. The Offer is conditioned upon:

•

there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below), that number of Shares which, together with the number of Shares (if any) then owned by Extreme or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined in accordance with the Merger Agreement) and no less than a majority of the voting power of the shares of capital stock of Aerohive then outstanding (determined in accordance with the Merger Agreement) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”);

•

the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the German Act against Restraints of Competition (the “ARC”) (the “Required Governmental Approvals”); and

•

the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

Pursuant to the Merger Agreement, the “number of Shares then outstanding” means (i) the aggregate number of Shares then-outstanding, plus (ii) the aggregate number of Shares subject to then-outstanding vested Aerohive RSU Awards (as defined below) and vested Aerohive performance-based restricted stock units that have not yet settled into Shares that are then-outstanding, plus (iii) the aggregate number of Shares that Aerohive is required to issue upon conversion, settlement or exercise of all then-outstanding Aerohive Options (as defined below) for which Aerohive has received notices of exercise of all then-outstanding Aerohive Options for which Aerohive has received notices of exercise or conversion and payment of the applicable aggregate exercise prior to the expiration of the Offer and for which Aerohive has not yet issued Shares.

According to Aerohive, as of July 8, 2019, there were (i) 57,385,708 Shares issued and outstanding, (ii) 9,654,717 Shares reserved for future issuance or otherwise deliverable under Aerohive’s 2006 Global Share Plan or Aerohive’s 2014 Equity Incentive Plan, (iii) 3,193,659 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase Shares (“Aerohive Options”), (iv) 5,206,909 Shares underlying each award of Aerohive restricted stock units (“Aerohive RSU Awards”), (v) 846,986 Shares underlying each award of performance-based restricted stock units assuming target achievement of performance, and (vi) 1,327,504 Shares authorized for issuance pursuant to Aerohive’s 2014 Employee Stock Purchase Plan.

Assuming (x) no other Shares were or are issued after July 8, 2019 and (y) no Aerohive options, Aerohive restricted stock units (including any performance-based restricted stock units) or other awards consisting of Shares or purchase rights have been exercised, converted or settled after July 8, 2019, the Minimum Condition would be satisfied if at least 28,692,964 Shares are validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not properly withdrawn prior to the Expiration Date.

In order to induce us and Extreme to enter into the Merger Agreement, the members of Aerohive’s Board of Directors have entered into a tender and support agreement, dated June 26, 2019, with Extreme and us, pursuant to which these directors who are stockholders have, subject to certain limitations and exceptions, (i) agreed to tender their Shares, which represented approximately 4% of the outstanding Shares as of June 21, 2019, into the Offer and (ii) agreed not to withdraw any such Shares tendered in the Offer, unless the Merger Agreement is terminated. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement.”

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS OF AEROHIVE SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, the receipt of the Required Governmental Approvals, and the other conditions set forth in Section 15 — “Conditions to the Offer.”

We expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by Aerohive in writing, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Required Governmental Approvals, the condition requiring that no law or order be enacted prohibiting the consummation of the Offer and the Merger or the condition requiring the delivery of a payoff letter for certain of the Company’s indebtedness ahead of the expiration of the Offer, (v) add to or amend any of the other conditions to the Offer other than those described in Section 15 — “Conditions to the Offer,” (vi) extend the Offer except as otherwise provided in the Merger Agreement, or (vii) otherwise amend the Offer in any manner that is adverse to the holder of Shares.

As soon as practicable (and in any event within one (1) business day) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), the Purchaser will merge with and into Aerohive, with Aerohive continuing as the Surviving Corporation, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the first business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties. There will not be a subsequent offering period.

Pursuant to the Merger Agreement, we will extend the Offer (i) on one or more occasions, for successive periods of 10 business days each, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions and (ii) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff; provided, however, that in no event will we be required to extend the Offer on more than two occasions in the event that all of the conditions to the Offer have been satisfied or waived except for the Minimum Condition. Our obligation to extend the Offer is further limited as set forth below in this Section 1 and in Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer.” For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, delay our acceptance for payment of Shares, delay payment after the consummation of the Offer or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay promptly the consideration offered or return the securities deposited by or on behalf of stockholders after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. Each of the time periods described in this paragraph is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such altered consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Aerohive has provided us with Aerohive’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Aerohive’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer, as described in Section 15 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as soon as practicable and in any event not more than two business days after the first Expiration Date upon which the conditions pursuant to the Merger Agreement are satisfied or waived. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for how to validly tender Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

For Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•

A properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	Any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Aerohive.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates representing Shares are submitted evidencing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign the right to purchase all or any Shares tendered pursuant to the Offer in whole or from time to time in part to one or more affiliates, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for an Aerohive stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

If you are a holder and you have Shares held as physical certificates, the original certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•

If you are a holder and you hold Shares directly in your name in book-entry form in an account with Aerohive’s transfer agent, Computershare Inc., a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date. If you hold your shares in book-entry at The Depository Trust Company, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined below) and (2) deliver your Shares according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Date;

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•

For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the consummation of the Offer occurs, we will acquire good and unencumbered title to such Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “DTC” or “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary as set forth above. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Agent’s Message. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer

Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within two NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Aerohive.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) if applicable, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, Extreme, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Aerohive’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Aerohive’s stockholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, a portion of the gross proceeds payable to a tendering United States Holder (as defined below) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his, her or its correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder or other payee is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary. Therefore, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an exemption exists and is established in a manner satisfactory to the Depositary. In order for a Non-United States Holder to avoid backup withholding, the Non-United States Holder must submit an IRS Form W-8BEN or W-8BEN-E certifying that it is not a United States person, or otherwise establish an exemption in a manner satisfactory to the Depositary. IRS Forms W-8 can be obtained from the Depositary or the United States Internal Revenue Service’s website at www.irs.gov.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO PROPERLY COMPLETE AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR AN APPLICABLE IRS FORM W-8) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF A PORTION OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

4.	Withdrawal Rights.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after September 10, 2019, which is the 60th day after the date of the Offer, unless prior to that date we have accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedures Accepting the Offer and Tendering Shares” at any time on or before the Expiration Date.

We will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. We reserve the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, Extreme, the Depositary, the Information Agent, Aerohive or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address consequences relevant to holders subject to special rules, including: holders who hold Shares received pursuant to the exercise of employee stock options or otherwise as compensation, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders who are pass-through entities for U.S. federal income tax purposes or investors in such pass-through entities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates or entities subject to the U.S. anti-inversion rules, “controlled foreign corporations” or “passive foreign investment companies,” “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address (i) any aspect of the alternative minimum tax, (ii) the Medicare contribution tax on net investment income, (iii) the U.S. federal gift or estate tax, or state, local or foreign taxation, (iv) the tax consequences to holders of Shares who exercise dissenters’ or appraisal rights under Delaware Law, or (v) the tax consequences to holders of Aerohive Options, Aerohive RSU Awards or similar rights to purchase Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering Shares pursuant to the Offer or the Merger.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of

Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

The receipt of cash for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference, if any, between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor (determined before deduction of any applicable withholding taxes). A United States Holder’s adjusted tax basis will generally equal the price the United States Holder paid for such Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by certain non-corporate United States Holders, including individuals, generally are taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

Subject to the discussion below regarding backup withholding, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which case (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•

the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the taxable year of the Merger) and certain other conditions exist, in which case, the Non-United States Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of certain U.S. source losses from sales or exchanges of other capital assets, provided the Non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

Aerohive is or has been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, and the Non-United States Holder held, actually or constructively, more than 5% of the Shares during the shorter of such periods. Aerohive has not been and is not a United States real property holding corporation and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to United States Holders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” of this Offer to Purchase. Backup withholding will apply to a United States Holder unless such United States Holder provides his, her or its correct taxpayer identification number to the Depositary on IRS Form W-9, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary or other payor. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8BEN or W-8BEN-E that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary or other payor.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Each holder should consult with his, her or its tax advisor as to his, her or its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “HIVE.” The Shares have been listed on NYSE since March 28, 2014. The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NYSE based on published financial sources:

	High	Low
Fiscal Year Ending December 31, 2019
Third Quarter (through July 11, 2019)	$4.46	$4.42
Second Quarter, ended June 30, 2019	$4.67	$3.12
First Quarter, ended March 31, 2019	$5.18	$3.21
Fiscal Year Ending December 31, 2018
Fourth Quarter, ended December 31, 2018	$4.17	$3.19
Third Quarter, ended September 30, 2018	$4.78	$3.84
Second Quarter, ended June 30, 2018	$4.43	$3.55
First Quarter, ended March 31, 2018	$6.01	$3.80
Fiscal Year Ending December 31, 2017
Fourth Quarter, ended December 31, 2017	$6.50	$3.76
Third Quarter, ended September 30, 2017	$5.05	$3.02
Second Quarter, ended June 30, 2017	$5.75	$3.66
First Quarter, ended March 31, 2017	$5.88	$4.10

On June 25, 2019, the last full trading day prior to the day on which we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE was $3.19 per Share. On July 11, 2019, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE was $4.42 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Aerohive has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Aerohive is not permitted to declare or pay any dividend in respect of the Shares without Extreme’s prior written consent (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Aerohive to its parent and distributions resulting from the vesting or exercise of Aerohive options, the vesting and settlement of Aerohive restricted stock units (including any performance-based restricted stock units) outstanding on the date the Merger Agreement was entered into). See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Aerohive’s Business Pending the Merger.”

7.	Certain Information Concerning Aerohive.

Except as otherwise set forth in this Offer to Purchase, the information concerning Aerohive contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and is qualified in its entirety by reference thereto. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in Aerohive’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. Aerohive was incorporated in Delaware on March 15, 2006. Aerohive’s principal executive offices are located at 1011 McCarthy Boulevard, Milpitas, CA 95035. The telephone number at that location is (408) 510-6100. Aerohive has designed and developed a leading cloud networking platform and product portfolio using cloud management, machine learning, and artificial intelligence to simplify and secure the access network. Aerohive’s cloud-managed wireless, switching, routing, and security technologies provide flexibility and scalability in the deployment, management and licensing of networks globally. Aerohive’s global cloud footprint provides network operations for 30,000+ customers and 10+ million daily users.

Available Information. Aerohive files annual, quarterly and current reports, proxy statements and other information with the SEC. Aerohive’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Aerohive maintains a website at www.aerohive.com. These website addresses are not intended to function as hyperlinks, and the information contained on Aerohive’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

Aerohive Financial Projections.

In connection with our due diligence review, Aerohive provided us with internal financial forecasts prepared by management of Aerohive regarding the anticipated future financial and operating performance of Aerohive for calendar years 2019 through 2021 (the “Projections”).

The Projections were developed from historical financial statements and a series of Aerohive’s management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the Offer and the Merger.

The Projections included below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”).

The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that Aerohive, any of its affiliates or any director, officer, or employee of Aerohive, or any other recipient of this information (including Extreme) considered, or now considers, the Projections to be a reliable prediction of future results or any actual future events. None of Aerohive, Extreme, any of their respective affiliates, or any director, officer or employee of the foregoing, or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections included below. None of Aerohive, Extreme, any of their respective affiliates, or any director, officer or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.

Aerohive’s actual future financial results may differ materially from those expressed or implied in the projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Projections will be realized or that Aerohive’s future financial results will not materially vary from the Projections. Furthermore, while presented with numerical specificity, the Projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to Aerohive’s business model for which Aerohive has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the June 26, 2019 announcement of the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Projections do not take into account any adverse effects that may arise out of the termination of the Merger Agreement, and should not be viewed as accurate or continuing in that context.

The Projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Projections were prepared. The Projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Projections below should not be deemed an admission or representation by Aerohive, Extreme or any of their respective affiliates with respect to such Projections or that the Projections included are viewed by Aerohive, Extreme or any of their respective affiliates as material information regarding Aerohive. Aerohive in fact views the Projections as non-material because of the inherent risks and uncertainties associated with such Projections. The Projections are not being included in this Offer to Purchase to influence your decision whether to tender your Shares in the offer, but they are being included in this Offer to Purchase because such Projections, or portions thereof, were provided to the Board of Directors of Aerohive and/or Extreme.

The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Aerohive contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections included in the Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The Projections included in this Offer to Purchase have been prepared by, and are the responsibility of, Aerohive’s management.

Set forth below is a summary of the Projections provided to us by Aerohive:

	Fiscal Year Ended December 31
(in $ millions)	2019E	2020E	2021E
Product Revenue	$103	$111	$121
Services Revenue	$54	$62	$72

Revenue	$157	$173	$192
Product Gross Profit	$62	$66	$71
Services Gross Profit	$39	$47	$55

Non-GAAP Gross Profit	$101	$113	$126
Research & Development	($29)	($30)	($31)
Sales & Marketing	($50)	($50)	($53)
General & Administrative	($18)	($19)	($20)

Total Operating Expenses	($97)	($99)	($104)

Non-GAAP Operating Income (Loss)	$3	$14	$21

Non-GAAP EBITDA	$5	$18	$25

As noted above, the Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, EBITDA and Unlevered Free Cash Flow. Our management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Aerohive and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The Projections are forward-looking statements. For information on factors that may cause Aerohive’s future results to materially vary, see Item 8 — “Additional Information — Cautionary Statement Regarding Forward-Looking Statements” in the Schedule 14D-9.

Stockholders of Aerohive are urged to, and should, carefully read Item 4 — “The Solicitation or Recommendation — Certain Projected Financial Information” in the Schedule 14D-9 for additional information regarding the financial measures described above.

8.	Certain Information Concerning Extreme and the Purchaser.

Extreme was incorporated in California in May 1996, and reincorporated in Delaware in March 1999. Extreme’s corporate headquarters are located at 6480 Via del Oro, San Jose, California 95119. The telephone number of its corporate headquarters is (408) 579-2800. Extreme, together with its subsidiaries, is a leader in providing software-driven networking solutions for enterprise customers. Providing a combined end-to-end solution from the data center to the access point, Extreme designs and develops wired and wireless network infrastructure equipment and develops the software for network management, policy, analytics, security and access controls. Extreme strives to help its customers and partners Connect Beyond the Network by building world-class software and network infrastructure solutions that solve the wide range of problems faced by information technology departments. With more than 30,000 customers globally, including half of the Fortune 50 and some of the world’s leading names in business, hospitality, retail, transportation and logistics, education, government, healthcare and manufacturing, Extreme remains nimble and responsive to ensure customer and partner success.

We are a Delaware corporation and a wholly-owned subsidiary of Extreme, incorporated on June 17, 2019, and we were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Our principal executive offices are located at 6480 Via del Oro, San Jose, California 95119, and the telephone number of our principal executive offices is (408) 579-2800. To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making the Offer. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and related Tender and Support Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and Aerohive have agreed to take all necessary and appropriate actions to cause the Merger, with Aerohive continuing as the Surviving Corporation.

Additional Information. Certain information relating to Extreme and the Purchaser is set forth in Annex A to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Aerohive,” Section 11 — “The Merger Agreement; Other Agreements” and Annex A): (i) neither we nor Extreme nor, after reasonably inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Aerohive, (ii) neither we nor Extreme nor, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed in Annex A, has effected any transaction in the Shares or any other equity securities of Aerohive during the 60-calendar-day period preceding the date of this Offer to Purchase, (iii) neither we nor Extreme nor, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed on Annex A, has any agreement, arrangement or understanding (whether or not legally enforceable) with any other person with respect to any securities of Aerohive, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, Extreme, any of Extreme’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed on Annex A, on the one hand, and (A) Aerohive or any of its affiliates that are not natural persons, for which the aggregate value of the transactions is more than one percent of Aerohive’s consolidated revenue for the fiscal year when the transaction occurred or the past portion of the fiscal year for any transaction occurring in the current fiscal year or (B) any executive officer, director, or affiliate of Aerohive that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000; (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between us, Extreme, any of Extreme’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed on Annex A, on the one hand, and Aerohive or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of Aerohive’s directors or a sale or other transfer of a material amount of assets of Aerohive; (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Extreme or any of our or their respective executive officers, directors or affiliates, on the one hand, and Aerohive or any of its executive officers, directors or affiliates, on the other hand; (vii) during the five years prior to the date of this Offer to Purchase, neither we nor Extreme nor, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (viii) during the five years prior to the date of this Offer to Purchase, neither we nor Extreme nor, after reasonable inquiry, to our knowledge or the knowledge of Extreme, any of the persons listed in Annex A has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Extreme have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and this Offer to Purchase and other exhibits to the Schedule TO are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us or Extreme with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Extreme maintains a website at www.extremenetworks.com. These website addresses are not intended to function as hyperlinks, and the information contained on Extreme’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $272 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each (other than Excluded Shares) be converted in the Merger into the right to receive the Offer Price, to pay the Equity Award Cash Consideration (as defined below) as provided in the Merger Agreement and to pay related fees and expenses. Extreme, our parent company, will provide us with sufficient funds to make such payments. Extreme expects to fund such payments from a combination of available cash and $455 million in committed financing from Bank of Montreal and BMO Capital Markets Corp. pursuant to a commitment letter entered into among Extreme, Bank of Montreal, and BMO Capital Markets Corp. on June 26, 2019 (the “Debt Commitment Letter”), as described below. No alternative financing arrangements or alternative financing plans have been made.

Debt Financing

Bank of Montreal and BMO Capital Markets Corp. have committed to provide (a) a $75 million senior secured revolving credit facility (the “Revolving Credit Facility”) and (b) a $380 million senior secured term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Credit Facilities”) to Extreme pursuant to the terms of the Debt Commitment Letter, subject to the conditions set forth in the Debt Commitment Letter. The borrowings under the Credit Facilities will be used (i) to repay outstanding debt of Aerohive, (ii) to refinance Extreme’s existing credit facilities, (iii) to fund a portion of the consideration payable in the Offer and the Merger, (iv) to pay fees and expenses related to the Offer, the Merger and the Credit Facilities, and (v) for general corporate purposes.

The loans under the Credit Facilities (the “Loans”) will bear interest, at Extreme’s option, at a rate as determined on the basis of either LIBOR plus the Applicable Margin or the Base Rate plus the Applicable Margin. Under the Debt Commitment Letter, the “Applicable Margin” means, with respect to the Loans, (a) initially, 3.25% per annum in the case of LIBOR advances and 2.25% per annum in the case of Base Rate advances and (b) after the closing date, subject to a pricing grid based on consolidated net leverage ratios, and “LIBOR” and “Base Rate” have meanings customary and appropriate for financings of the type contemplated by the Debt Commitment Letter. The Credit Facilities will mature five years after the closing date thereof.

The initial extension of credit under the Credit Facilities is subject to certain closing conditions, including the consummation of the Merger in accordance with the terms of the Merger Agreement; the absence of a material adverse effect on Aerohive since June 26, 2019; the administrative agent’s receipt of certain officer’s certificates, legal opinions, corporate documents and financial information of the parties; and other closing conditions customary to an acquisition financing.

The documentation for the Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, affiliate transactions, dividends and other distributions, including financial maintenance covenants. The documentation for the Credit Facilities will also include customary events of defaults, including a change of control provision.

Extreme plans to repay the borrowings under the Credit Facilities with cash from operations.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is incorporated herein by reference and a copy of which has been incorporated by reference to the Schedule TO. Stockholders and other interested parties are encouraged to read the Debt Commitment Letter in its entirety for a more complete description of the provisions summarized in this Section.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price per Share as was paid in the Offer (i.e., the Offer Price, without interest and subject to any applicable withholding taxes); and (iv) we have the financial resources, including committed debt financing and cash on hand, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

10. Background	of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Aerohive.

The following is a description of material contacts between and among representatives of Extreme or us with representatives of Aerohive that resulted in the execution of the Merger Agreement and the agreements related to the Offer and the Merger. For a more detailed discussion of Aerohive’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being filed by Aerohive with the SEC and mailed to Aerohive’s stockholders with this Offer to Purchase.

References to Extreme below in certain cases may be references to us or other entities that are affiliates of Extreme.

Background of the Offer

Extreme’s management and board of directors (the “Extreme Board”) regularly evaluates various strategic alternatives to improve its competitive position and enhance value for Extreme’s stockholders. This includes opportunities for acquisitions of other companies or their assets.

On August 9, 2018, Mr. Ed Meyercord, Extreme’s President and Chief Executive Officer, contacted Mr. David Flynn, Aerohive’s President and Chief Executive Officer, by email and indicated that Extreme had been contemplating ways in which Extreme and Aerohive might work together. Mr. Meyercord and Mr. Flynn subsequently scheduled a meeting on September 18, 2018.

On August 30, 2018, the Extreme Board convened for a regularly scheduled meeting at its UK offices in Reading, England. Members of Extreme’s senior management provided a summary of Aerohive’s business and an analysis of a potential acquisition of Aerohive.

On September 18, 2018, Mr. Meyercord and Mr. Flynn met during which Mr. Meyercord discussed whether Aerohive and Extreme might be able to pursue some form of strategic transaction. During the meeting, Mr. Meyercord indicated that Extreme might consider strategic acquisitions. Mr. Meyercord also indicated that, given various parameters, Aerohive could be an attractive and realistic acquisition target for Extreme and that, at an appropriate time, Extreme would be interested in engaging in exploratory discussions regarding a potential acquisition of Aerohive. Given various considerations, Mr. Meyercord suggested that the second calendar quarter of 2019 might be a preferable time to engage in collaborative discussions about a potential acquisition. Messrs. Flynn and Meyercord agreed that they would stay in touch with respect to such matters.

On January 25, 2019, Mr. Flynn spoke with Mr. Meyercord and indicated that at an upcoming meeting of the Board, the Board would discuss Aerohive’s go-forward strategies and potential strategic alternatives and inquired about Extreme’s continued interest in a potential acquisition of Aerohive. Mr. Meyercord confirmed that Extreme would be interested in exploring a potential acquisition of Aerohive and that the second calendar quarter of 2019 continued to be Extreme’s preferred time to engage in collaborative discussions with respect to such matters.

On February 7, 2019, the Extreme Board convened for a regularly scheduled meeting in San Jose, California. Members of Extreme’s senior management provided an updated analysis of a potential acquisition of Aerohive. The Extreme Board authorized members of Extreme’s senior management to engage in discussions with Aerohive regarding a potential acquisition of Aerohive.

On March 13, 2019, Mr. Flynn emailed Mr. Meyercord to inquire about Extreme’s continued interest in pursuing an acquisition of Aerohive on the timeline previously discussed, and, in response, on March 14, 2019, Mr. Meyercord reaffirmed Extreme’s interest in exploring such a transaction on such a timeline.

On March 20, 2019, Mr. Flynn spoke with Mr. Meyercord to discuss Extreme’s interest in a potential acquisition of Aerohive and timing of further engagement. No offer to acquire Aerohive was made by Mr. Meyercord, and no purchase price or other material terms were discussed by Mr. Meyercord and Mr. Flynn.

On April 2, 2019, Mr. Meyercord and Mr. Flynn spoke about Extreme’s interest in a potential acquisition of Aerohive and timing of a potential non-binding written proposal to acquire Aerohive. Mr. Meyercord proposed a preliminary meeting between members of Extreme’s and Aerohive’s senior management regarding a potential acquisition. No offer to acquire Aerohive was made by Mr. Meyercord, and no purchase price or other material terms were discussed by Mr. Meyercord and Mr. Flynn.

On April 4, 2019, Mr. Flynn contacted Mr. Meyercord by email to confirm Extreme’s request for a diligence meeting between members of Aerohive’s and Extreme’s senior management and circulated a draft non-disclosure agreement to Extreme in connection with continuing the discussion of a potential acquisition of Aerohive.

On April 8, 2019, Extreme and Aerohive entered into a mutual non-disclosure agreement to explore a business opportunity of mutual interest. Also on April 8, 2019, Extreme provided Aerohive an initial list of diligence questions related to Aerohive’s business.

From April 9, 2019 to April 18, 2019, Mr. Rémi Thomas, Extreme’s Chief Financial Officer, spoke multiple times with Mr. John Ritchie, Aerohive’s Chief Financial Officer and Chief Operating Officer, to discuss certain financial matters related to Extreme’s potential acquisition of Aerohive.

On April 10, 2019, Mr. Flynn communicated to Mr. Meyercord that, after conducting its review of the results of its operations for 1Q19, Aerohive’s executive management determined that Aerohive’s operating results for 1Q19 underperformed Aerohive’s previously stated guidance.

On April 17, 2019, members of Extreme’s senior management team met with members of Aerohive’s senior management to discuss a potential acquisition of Aerohive.

Over the next several weeks, Aerohive and Extreme, and their respective representatives, engaged in general information exchanges, with particular focus with respect to Aerohive’s product roadmap and matters relevant to Extreme’s potential financing of the potential acquisition of Aerohive by Extreme.

On April 22, 2019, Mr. Meyercord spoke with Mr. Flynn to indicate that Extreme would be willing to acquire 100% of the outstanding capital stock of Aerohive at a price of up to $4.00 per share in cash, subject to confirmatory due diligence. In response, Mr. Flynn expressed an expectation that a substantially higher price would likely be needed to be proposed in order for the Board to be supportive of a potential transaction.

On April 26, 2019, Mr. Thomas and Mr. Nabil Bukhari, Extreme’s Executive Vice President of Products spoke with Mr. Ritchie and Mr. Alan Amrod, Aerohive’s Senior Vice President and General Manager, Product and Sales about Aerohive’s cloud business.

On May 3, 2019, Mr. Flynn and Mr. Meyercord engaged in a telephonic discussion during which they discussed the engagement between Aerohive and Extreme to date, and the plan for the parties’ engagement going forward.

On May 8, 2019, Aerohive filed its 10-Q for 1Q19, which reflected operating results consistent with the preliminary results first announced on April 15, 2019.

On May 9, 2019, Mr. Flynn spoke with Mr. Meyercord and informed him of Aerohive’s process for evaluating a potential sale of Aerohive. Mr. Meyercord indicated that Extreme would consider increasing its offer for an acquisition of 100% of the outstanding capital stock of Aerohive to a price of $4.25 per share in cash. Mr. Flynn informed Mr. Meyercord that the Aerohive Board of Directors anticipated a price closer to $4.80 per share in cash.

On May 9, 2019, the Extreme Board convened for a regularly scheduled meeting in Salem, New Hampshire. Mr. Meyercord and other members of Extreme’s senior management reviewed a potential acquisition of Aerohive with the Extreme Board, and following discussion, the Extreme Board approved submission of a non-binding proposal to acquire 100% of the outstanding capital stock of Aerohive at a price between $4.00 and $4.50 per share in cash and obtaining debt financing to fund the purchase price for the transaction.

On May 10, 2019, Mr. Thomas and Bob Gault, Extreme’s Chief Revenue and Services Officer, spoke with Mr. Ritchie and Mr. Amrod to discuss Aerohive’s business. Later on May 10, 2019, Mr. Meyercord provided Mr. Flynn with a non-binding written proposal for the acquisition of 100% of the outstanding capital stock of Aerohive at a price of $4.25 per share in cash. The non-binding proposal provided that the acquisition would not be subject to a financing condition. Extreme’s proposal included a request to enter into a period of exclusivity of thirty days to negotiate a definitive agreement in connection with the non-binding proposal.

Over the next several weeks, Aerohive and Extreme and their respective representatives and legal counsel and outside advisors engaged in various information exchanges.

On May 13, 2019, a representative of Evercore and a representative of Extreme spoke regarding the timing and process for a potential acquisition of Aerohive. The representative of Evercore indicated that Aerohive expected to complete its process within one or two more weeks.

On May 20, 2019, Mr. Flynn and Mr. Meyercord engaged in a telephonic discussion during which they discussed status of the ongoing discussions and information exchanges between Aerohive and Extreme and Aerohive’s process for evaluating a potential sale of Aerohive.

On May 24, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the Evercore representative stated that Extreme’s proposal to acquire Aerohive for $4.25 per share in cash was insufficient and made a counter-proposal of $4.80 per share in cash.

On May 25, 2019, a representative of Extreme delivered a revised non-binding written proposal for the acquisition of 100% of the outstanding capital stock of Aerohive at a price of $4.30 per share in cash to a representative of Evercore. The non-binding proposal provided that the acquisition would not be subject to a financing condition. Extreme’s proposal included a request to enter into a period of exclusivity of thirty days to negotiate a definitive agreement.

On May 26, 2019, representatives of Evercore communicated with Extreme and, among other things, provided additional requested detail with respect to Aerohive’s equity capitalization and outstanding share count.

On May 27, 2019, a representative of Extreme sent an email to representatives of Evercore reiterating its proposal to acquire Aerohive at $4.30 per share in cash.

On May 28, 2019, a representative of Evercore spoke with a representative of Extreme and proposed that Extreme acquire Aerohive for $4.70 per share in cash and indicated that, assuming such terms were acceptable to Extreme, Aerohive would be willing to enter into exclusivity with Extreme on terms that would be reflected in an exclusivity agreement. Following such call, the representative of Evercore sent the representative of Extreme a draft of the exclusivity agreement.

On May 29, 2019, a representative of Extreme spoke with a representative of Evercore and indicated that Extreme would be willing to increase its offer to acquire 100% of the outstanding capital stock of Aerohive to $4.40 per share in cash. Later on May 29, 2019, a representative of Evercore spoke with a representative of Extreme and indicated that Extreme’s proposal to acquire Aerohive for $4.40 per share in cash was insufficient and made a counter-proposal of $4.55 per share in cash. Also on May 29, 2019, a representative of Evercore and a representative of Extreme negotiated terms of the exclusivity agreement.

On May 30, 2019, a representative of Extreme spoke with a representative of Evercore and subsequently delivered a revised non-binding written proposal for the acquisition of 100% of the outstanding capital stock of Aerohive at a price of $4.45 per share in cash. Extreme’s proposal was characterized as its “best and final” proposal. The non-binding proposal provided that the acquisition would not be subject to a financing condition. Extreme’s proposal included a request to enter into a period of exclusivity of up to thirty days to negotiate a definitive agreement.

On May 31, 2019, Aerohive executed and delivered to Extreme the exclusivity agreement, which set forth certain terms on which Extreme and Aerohive would conduct negotiations regarding the possible acquisition of Aerohive by Extreme, and which provided for an exclusivity period that would terminate upon the earlier of (i) 11:59 p.m. Eastern Time on June 30, 2019, (ii) the time a definitive written agreement providing for the acquisition of Aerohive by Extreme is executed, (iii) the time Aerohive receives written notice from Extreme that Extreme is terminating negotiations with respect to the acquisition of Aerohive by Extreme, and (iv) the time that Extreme provides notice to Aerohive that Extreme is proposing to reduce its proposed purchase price below $4.45 per share in cash.

From June 1, 2019 until the execution and delivery of the Merger Agreement, Extreme and its representatives conducted due diligence on Aerohive and participated in multiple due diligence discussions with Aerohive’s management and Aerohive’s representatives.

On June 10, 2019, Latham furnished an initial draft of the Merger Agreement to Wilson Sonsini Goodrich & Rosati (“WSGR”), Aerohive’s counsel. Over the course of the next two weeks, management of Extreme and Aerohive, with the assistance of Latham and WSGR and other professional advisors, negotiated the terms of the Merger Agreement and related documents.

On June 12, 2019, the Extreme Board convened for a telephonic meeting. Mr. Meyercord and other members of Extreme’s senior management reviewed the potential acquisition of Aerohive with the Extreme Board, including a review of Aerohive’s business and financials, financing for the acquisition and an integration plan. Ms. Motiey, Extreme’s Chief Administration Officer, General Counsel and Corporate Secretary, reviewed the principal terms of a draft Merger Agreement provided to Aerohive, an analysis of regulatory approvals and the anticipated timeline for entering into a definitive agreement and closing of the acquisition.

From June 17, 2019 and June 25, 2019, Extreme with the assistance of Latham negotiated the terms of a debt commitment letter with Bank of Montreal and BMO Capital Markets Corp. to finance the acquisition of Aerohive.

On June 19, 2019, the Extreme Board convened for a telephonic meeting. Mr. Meyercord and other members of Extreme’s senior management reviewed the potential acquisition of Aerohive with the Extreme Board, including a review of Aerohive’s business and financings, financing for the acquisition and integration plans. Ms. Motiey reviewed the principal terms of the Merger Agreement that were subject to ongoing negotiation between the parties.

On June 19, 2019, representatives of Latham provided representatives of WSGR an initial draft Tender and Support Agreement. Over the course of the next week, management of Extreme and Aerohive, with assistance from Latham and WSGR, negotiated the terms and conditions of the Tender and Support Agreement.

On June 25, 2019, representatives of Extreme and Aerohive finalized the terms of the Merger Agreement, pending approval by the Boards of Directors of Extreme, Purchaser and Aerohive, and the terms of the Tender and Support Agreement, pending approval by the Boards of Directors of Extreme and Purchaser.

On June 25, 2019, the Extreme Board executed a unanimous written consent (i) determining that the terms of the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of Extreme and its stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger and (iii) approving entry into the debt commitment letter with Bank of Montreal and BMO Capital Markets Corp.

On June 26, 2019, the Purchaser’s board of directors executed a unanimous written consent (i) determining that the terms of the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Purchaser and Extreme and (ii) approving, adopting and declaring advisable the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger.

On June 26, 2019, before market open, Extreme, the Purchaser and Aerohive executed the Merger Agreement and related transaction documents, including, in the case of Extreme and the Purchaser, the Tender and Support Agreement. At the same time, Extreme entered into a debt commitment letter with Bank of Montreal and BMO Capital Markets Corp. to finance the acquisition of Aerohive. Shortly following the execution of the Merger Agreement, Extreme and Aerohive published a joint press release announcing the transaction.

Past Contacts, Transactions, Negotiations and Agreements with the Company

For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning Extreme and the Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this document by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Extreme and the Purchaser — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

This summary of the Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Extreme, us and Aerohive or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Extreme, us and Aerohive or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Extreme, us and Aerohive were qualified and subject to important limitations agreed to by Extreme, us and Aerohive in connection with negotiating the terms of the Merger Agreement.

In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Aerohive. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by a party to the Merger Agreement but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as soon as reasonably practicable and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will, as promptly as practicable (but in any event not more than two (2) Business Days after the Expiration Date) accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and pay for such shares (the “Acceptance Time”). The initial Expiration Date will be midnight (New York City time) at the end of the day on August 8, 2019.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by Extreme or us has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, receipt of the Required Governmental Approvals and the requirement that no law or order be enacted prohibiting the consummation of the Offer and the Merger shall not be waivable and may not be waived by us; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by Aerohive in writing, which approval may be withheld in Aerohive’s sole discretion, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration),

(iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Required Governmental Approvals, the condition requiring that no law or order be enacted which has the effect of making illegal, enjoining, or prohibiting the consummation of the Offer and the Merger, (v) amend or waive the condition requiring the delivery of a payoff letter or all applicable documents necessary to evidence the release and termination of all liens and guarantees with respect to certain of the indebtedness of Aerohive and its subsidiaries ahead of the expiration of the Offer, (vi) add to or amend any of the other conditions to the Offer other than those described in Section 15 — “Conditions to the Offer”, (vii) extend the Offer except as otherwise provided in the Merger Agreement, or (viii) otherwise amend the Offer in any manner that is adverse to the holders of Shares.

Extensions of the Offer

The Merger Agreement provides that we will (and Extreme will cause us to) extend the Offer:

•

for successive periods of 10 business days each, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law, the Merger Agreement and the terms set forth in Section 15 – “Conditions to the Offer,” waived by us, in order to permit the satisfaction of such conditions; and

•	for any period or periods required by any applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff;

In no event will the Purchaser be required to extend the Offer on more than two occasions in the event that all of the conditions to the Offer have been satisfied or waived except for the Minimum Condition.

The Offer Price

The Offer Price for each Share is $4.45 per Share in cash, without interest, subject to any applicable withholding taxes.

The Merger

The Merger Agreement provides that as soon as practicable (and in any event within one (1) business day) following the Acceptance Time and the satisfaction or, if permitted, waiver of the conditions for the consummation of the Merger set forth below, and in any event within one business day thereafter, we will merge with and into Aerohive, with Aerohive surviving as a wholly-owned subsidiary of Extreme, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. At the closing, we, Extreme and Aerohive will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware and make such other filings or recordings as are required by Delaware Law in connection with the Merger. The Merger will become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with and accepted by the Secretary of State of the State of Delaware or such later time as we, Extreme and Aerohive may agree and as specified in the certificate of merger. At the Effective Time, our separate existence will cease and Aerohive will possess all of the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of us and Aerohive.

Merger Closing Conditions. The obligations of us, Extreme and Aerohive to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	We have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

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No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Merger which would reasonably be expected to make illegal, enjoin or prohibit the consummation of the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Merger Consideration, without interest, subject to any applicable withholding taxes, except for Shares (i) then-owned by Extreme or Aerohive or any direct or indirect wholly-owned subsidiaries of Extreme (including the Purchaser) or Aerohive, or held in treasury by Aerohive, which will be automatically cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). Each outstanding share of us owned by Extreme immediately prior to the Effective Time will be converted at the Effective Time into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Aerohive Equity Awards

As a result of the Merger, Aerohive’s outstanding equity awards granted under its 2006 Global Share Plan and 2014 Equity Incentive Plan will be treated as follows:

Assumed Options. Each option to purchase Shares (an “Aerohive Option”) (or portion thereof) that is outstanding, unvested and unexercised as of immediately prior to the Effective Time with an exercise price per Share that is less than $4.45 (such difference, the “spread value”) and held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an option to purchase shares of Extreme common stock having substantially the same terms and conditions as the Aerohive Option (each, an “Assumed Option”), except that (i) the number of shares of Extreme common stock underlying an Assumed Option will be calculated by multiplying (x) the number of Shares that were issuable upon exercise of the Assumed Option immediately before the Effective Time by (y) the Exchange Ratio (as defined below), and rounding down to the nearest whole share, and (ii) the per-share exercise price of an Assumed Option will be equal to the quotient determined by dividing (x) the per-Share exercise price of the Assumed Option immediately before the Effective Time by (y) the Exchange Ratio (as defined below), and rounding up to the next whole cent. The “Exchange Ratio” means a fraction, the numerator of which is $4.45, and the denominator of which is the volume-weighted average trading price of Extreme common stock on the New York Stock Exchange, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, over the ten consecutive trading days ending on the third complete trading day before (and excluding) the Closing Date.

Assumed RSU Awards. Each award of Aerohive restricted stock units (an “Aerohive RSU Award”) (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time, is not subject to performance-based vesting and is held by a continuing employee or service provider of Aerohive will be assumed by Extreme and converted automatically at the Effective Time into an award of restricted stock units covering common stock of Extreme having substantially the same terms and conditions as the Aerohive RSU Award (each, an “Assumed RSU Award”), except that the number of shares underlying the Assumed RSU Award will be adjusted by multiplying (x) the number of unvested Shares underlying the Assumed RSU Award immediately before the Effective Time by (y) the Exchange Ratio, and rounding down to the nearest whole share.

Cashed Out Options and RSU Awards. To the extent an Aerohive Option is not an Assumed Option, it will be cancelled and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the product of (i) the number of Shares underlying the vested portion of such Aerohive Option (after giving effect to any accelerated vesting in connection with the Merger) multiplied by (ii) the Aerohive Option’s per-Share spread value as of the Closing Date. The vesting of each Aerohive RSU Award that was granted subject to vesting (whether in addition to any other vesting conditions or solely) based on the achievement of performance goals or market-based conditions will accelerate in full as of immediately before the Effective Time, and, to the extent an Aerohive RSU Award is not an Assumed RSU Award, it will be cancelled and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying the vested portion of such Aerohive RSU Award (after giving effect to any accelerated vesting in connection with the Merger) multiplied by (ii) $4.45. The aggregate amount of the cash payments made in respect of such Aerohive Options and Aerohive RSU Awards is referred to as the “Equity Award Cash Consideration,” and all such payments shall be subject to any applicable withholding taxes.

Representations and Warranties

Extreme, the Purchaser and Aerohive each made a number of representations and warranties in the Merger Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger. Extreme, the Purchaser and Aerohive made representations and warranties as to:

•	corporate organization, standing and power;

•	authorization of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the respective companies;

•	the lack of conflicts and required filings and consents;

•	compliance with applicable laws and regulatory approvals required to complete the Offer and the Merger;

•	absence of undisclosed material litigation;

•	absence of untrue statements of material fact or omissions of material fact in the offer documents, and Schedule 14D-9 to be filed with the SEC;

•	the use of brokers;

•	the absence of any other express or implied representations or warranties; and

•	non-reliance on any other representations and warranties.

In addition, Aerohive made representations and warranties as to:

•	capitalization;

•	permits and licenses required to conduct business and general compliance with applicable laws;

•	filings and reports with the SEC and financial statements;

•	internal controls over financial reporting and the maintenance of disclosure controls and procedures;

•	maintenance of books and records;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee matters and benefit plans;

•	labor and other employment matters;

•	contracts and indebtedness;

•	litigation;

•	environmental matters;

•	intellectual property;

•	product warranties;

•	tax matters;

•	insurance;

•	title to property and assets;

•	real property;

•	affiliate transactions;

•	customers and suppliers; and

•	the opinion of Aerohive’s financial advisor.

In addition, Extreme and the Purchaser made representations and warranties as to:

•	the availability of funds to complete the Offer;

•	Extreme’s ownership of the Purchaser’s common stock;

•	the operations of Purchaser;

•	no written agreements, arrangements or understandings as defined in Section 203 of Delaware Law relating to Aerohive or the transactions contemplated by the Merger Agreement; and

•	no ownership of Shares of Aerohive.

The representations and warranties asserted in the Merger Agreement will not survive the completion of the Offer.

Covenants

Conduct of Aerohive’s Business Pending the Merger

The Merger Agreement provides that, subject to limited exceptions, until the Effective Time, or, if earlier, the termination of the Merger Agreement, Aerohive will, and will cause its subsidiaries to, unless Extreme consents in writing otherwise (which consent will not be unreasonably withheld, conditioned or delayed), (i) conduct business, in all material aspects, in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants (other than terminations for cause) of Aerohive and its subsidiaries, (iii) use its commercially reasonable efforts to preserve the goodwill and current relationships of Aerohive and each subsidiary of Aerohive with customers, suppliers and other persons with which Aerohive or any of its subsidiaries has significant business relations, (iv) use its commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities, and (v) use its commercially reasonable efforts to maintain in effect all permits pursuant to which Aerohive and any of its subsidiaries currently operates and maintain and enforce in all material respects the intellectual property rights and technology owned or purported to be owned by Aerohive or any of its subsidiaries. The Merger Agreement also expressly restricts the ability of each of Aerohive and its subsidiaries to take the following actions without the prior written consent of Extreme:

•	amend the certificate of incorporation or bylaws or any similar governing instruments of Aerohive or its subsidiaries;

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declare, set aside, make or pay any dividends or other distributions on the Shares or the capital stock of any of its subsidiaries (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Aerohive to its parent and distributions resulting from the vesting or exercise of Aerohive Options or the vesting and settlement of Aerohive RSU Award outstanding on June 26, 2019, or under

Aerohive’s 2014 Employee Stock Purchase Plan), split, combine or reclassify any capital stock of Aerohive or any of its subsidiaries, issue or authorize the issuance of any other securities, purchase, redeem or acquire any Shares or any securities convertible into Shares, the capital stock of its subsidiaries or other equity interests in Aerohive or any of its subsidiaries, or exercise any repurchase rights in connection with termination of service to Aerohive or any of its subsidiaries;

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issue, deliver, sell, grant pledge, transfer, subject to any lien, or otherwise encumber or dispose of any Shares or any securities convertible into Shares or other equity interests in Aerohive or any of its subsidiaries, subject to a limited exception permitting the exercise of purchase rights under the Aerohive 2014 Employee Stock Purchase Plan or the exercise of Aerohive Options outstanding as of the date of the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to Aerohive or any of its subsidiaries;

•	incur any capital expenditures or any obligations or liabilities in respect therefor in excess of $200,000, individually or in the aggregate in any fiscal quarter;

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acquire any business or capital stock of any corporation, partnership or other business organization or division thereof, or any material assets of any person other than those acquired in the ordinary course of business consistent with past practice;

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acquire or license from any corporation, partnership or other business organization or division thereof any material intellectual property rights or technology other than in the ordinary course of business consistent with past practice;

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form or commence the operations of any business or any corporation, partnership, limited liability company, joint venture, business association or other business organization (other than, for the avoidance of doubt, Aerohive or any Aerohive subsidiary) or enter into any new line of business;

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sell, lease, license, pledge, abandon, permit to lapse, transfer, subject to any lien, or otherwise dispose of any of Aerohive’s IP or other assets or properties of Aerohive or any Aerohive subsidiary, except pursuant to existing contracts, sales of inventory or used equipment in the ordinary course of business, any Aerohive IP abandoned or permitted to lapse in accordance with Aerohive’s reasonable business judgment, or certain specified permitted liens;

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sell, dispose of, disclose or license the source code for any of Aerohive’s proprietary software (subject to a limited exception for immaterial portions of source code of proprietary software provided pursuant to a software development kit license or otherwise);

•	disclose any material trade secrets or other confidential or proprietary information to any third person unless there is a confidentiality agreement governing such disclosure in place;

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except as required by the terms of an Aerohive employee plan, (i) extend offers of employment to or hire any new employees to whom a written offer of employment has not previously been offered prior to the date of the Merger Agreement, (ii) grant any current or former Aerohive director, executive officer, employee or consultant any increase in compensation, bonus or other material benefits, except as agreed to before June 26, 2019, (iii) grant any current or former Aerohive director, officer, employee or consultant any severance or termination pay or benefits or any increase in severance, change in control, termination pay or benefits, (iv) except as otherwise contemplated by the Merger Agreement or required by applicable law, establish, adopt, enter into or amend any employee plan (other than offer letters that contemplate “at will” employment without severance benefits) or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, except as required pursuant to the terms thereof or applicable law, or (vi) make any person a new beneficiary of a retention plan that would entitle such person to vesting, acceleration or any other right as a consequence of the transactions contemplated by the Merger Agreement;

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write down any of its material assets in excess of $500,000, except for write-downs, including depreciation and amortization, in accordance with the ordinary course of business consistent with past practice, or make any change in any method of financial accounting principles, methods or practices, except for any change required by U.S. generally accepted accounting principles or applicable law;

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incur any indebtedness or modify in any material respect the terms of any indebtedness, or make any loans, advances, capital contributions or investments in excess of $50,000 in the aggregate, other than to any of its subsidiaries or accounts receivable, extensions of credit, and advances to employees, in each case in the ordinary course of business, or cancel any indebtedness in an amount in excess of $50,000 in the aggregate owed to Aerohive or any of its subsidiaries;

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agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting Aerohive or any of its subsidiaries from competing in any line of business with any person, corporation, partnership or other business organization or division thereof;

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enter into, amend, or terminate any material contract, or grant any release or relinquishment of any material rights under any material contract, in each case, except (i) in the ordinary course of business consistent with past practice and (ii) for renewals, expirations or terminations in accordance with the terms of any material contract;

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make or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, file any material tax return in a manner inconsistent with past practices, amend any material tax returns, enter into any material closing agreement, enter into any tax allocation, sharing or indemnity agreement (other than any customary indemnification provisions in commercial agreements entered into the ordinary course of business and the primary purpose of which does not relate to tax), settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund or credit;

•	institute, commence, compromise or settle, or agree to the same, any action, with a value of more than $50,000;

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cancel or terminate or amend in any material respect, any material insurance policy (other than renewals of existing insurance policies, or entering into commercially reasonable substitution policies therefor);

•	make any material change in its investment policies with respect to cash or marketable securities;

•	become party to or approve or adopt any other stockholder rights plan or “poison pill” agreement; or

•	contract, authorize or make any commitment to do any of the above.

No Solicitation

From and after the date of the Merger Agreement, Aerohive shall and shall cause each of its subsidiaries and its representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any third party that may be ongoing with respect to a Competing Proposal or Competing Inquiry (each as defined below) and within five business days after the date of the Merger Agreement, request the return or destruction of any nonpublic information from any such third party that has previously executed a confidentiality agreement within six months of the date of the Merger Agreement. From the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, Aerohive has agreed that it and its subsidiaries will not, directly or indirectly:

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solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information in a manner that would reasonably be expected to lead to a Competing Proposal or Competing Inquiry) any Competing Proposal or Competing Inquiry;

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engage in, continue or otherwise participate in any discussions or negotiations regarding (other than, in response to an inquiry not solicited in violation of the Merger Agreement, solely informing the person making such inquiry of the existence of the provisions of the Merger Agreement or to the extent necessary to ascertain facts or clarify terms with respect to a Competing Proposal in order for the Aerohive board to be able to have sufficient information to make the determination of whether the failure to take any action would be reasonably likely to result in a breach of its fiduciary duties under applicable law), or furnish to any other person any information or afford to any other person access to the business, properties, assets, books, records, or any personnel of Aerohive or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry;

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approve, endorse, recommend, execute or enter into, or publicly propose to do so, any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement or similar contract (other than an acceptable confidentiality agreement) with respect to any Competing Proposal;

•	take any action to make the provisions of any takeover statue or any applicable anti-takeover provision in Aerohive’s organizational documents inapplicable to a Competing Proposal;

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terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by Aerohive in respect of or in contemplation of a Competing Proposal (other than to the extent that Aerohive’s Board of Directors determines in good faith that failure to take any such actions would be reasonably likely to result in a breach of its fiduciary duties under applicable law); or

•	propose, resolve or agree to do any of the foregoing.

If, at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer, or if earlier, the termination of the Merger Agreement, Aerohive receives a written, bona fide Competing Proposal that was not solicited in breach of the Merger Agreement and Aerohive’s Board of Directors determines in good faith (after consultation with its independent financial advisors and outside legal counsel) that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) as compared to the terms of the Merger Agreement, and that its failure to take any action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, then Aerohive and its representatives may:

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furnish to such third party (including its or their representatives and financing sources) information relating to Aerohive or any of its subsidiaries (including non-public information), so long as such third party signs an acceptable confidentiality agreement and only if Aerohive promptly provides to Extreme a copy of such acceptable confidentiality agreement and any material non-public information given to such third party if Extreme has not previously been provided such information; and

•	participate in discussions or negotiations with such third party regarding such Competing Proposal (including its or their representatives and financing sources).

From and after the date of the Merger Agreement, until the Acceptance Time, or if earlier, the termination of the Merger Agreement, Aerohive must promptly notify Extreme (within twenty-four hours) in the event of Aerohive, any of its subsidiaries or any of their representatives receiving (i) any Competing Proposal or a Competing Inquiry, (ii) any request for non-public information relating to Aerohive or any of its subsidiaries that would reasonably be expected to lead to a Competing Proposal, other than, for the avoidance of doubt, requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or Competing Inquiry, or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. Aerohive must indicate the identity of such third parties, provide a description of the material terms and conditions of any such Competing Inquiry, and provide a copy of all the material written materials provided by such third parties in connection with such Competing Inquiry, Competing Proposal, or request for information to Extreme, including any modifications thereto. Thereafter, Aerohive must keep Extreme informed on a current basis of the status of any such Competing Inquiry or Competing Proposal, and any material developments, discussions and negotiations, including furnishing copies of any revised material written proposals or offers relating thereto.

A “Competing Inquiry” is any bona fide written inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Extreme or any of its subsidiaries) that involves or may reasonably be expected to lead to a Competing Proposal.

A “Competing Proposal” is, other than the transactions contemplated by the Merger Agreement, any proposal or offer from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Aerohive or any of Aerohive’s subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Aerohive and Aerohive’s subsidiaries, as determined on a book-value or fair-market-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise), lease, exchange, transfer or license by any person of 20% or more of the consolidated assets of Aerohive and Aerohive’s subsidiaries, as determined on a book-value or fair-market-value basis, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any person of 20% or more of the outstanding voting securities or any other equity interests in Aerohive or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Aerohive and its subsidiaries, as determined on a book-value or fair-market-value basis, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the outstanding voting or any other equity interests of Aerohive or any of Aerohive’s subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Aerohive and Aerohive’s subsidiaries, as determined on a book-value or fair-market-value basis, or (v) any combination of the foregoing.

A “Superior Proposal” is an unsolicited bona fide written Competing Proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party which, in the good faith judgment of Aerohive’s Board of Directors, after consultation with its independent financial advisors and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including consideration, timing, conditionality of financing and regulatory approvals, and likelihood of consummation, is more favorable to Aerohive’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may have been offered in writing by Extreme, including pursuant to the terms of the no solicitation provision of the Merger Agreement).

An “Intervening Event” is any Effect that affects or would reasonably be expected to affect Aerohive and its subsidiaries, including the condition (financial or otherwise), business, assets, liabilities or results of operations of Aerohive and its subsidiaries, taken as a whole, that (i) is material, (ii) was not known to or reasonably foreseeable by Aerohive or Aerohive’s Board of Directors as of the date of the Merger Agreement, (iii) becomes known to Aerohive’s Board of Directors prior to the Acceptance Time, and (iv) does not primarily relate to or involve (a) any Competing Proposal or Competing Inquiry, (b) any action taken by any party hereto pursuant to and in compliance with such party’s obligations under the Merger Agreement, or the consequences of such action provided that this clause (b) shall not cover any action taken in the ordinary course of business consistent with past practice or pursuant to the interim operating covenants, or the consequences resulting from any of the foregoing, (c) any fluctuation in the market price or trading volume of the Shares, (d) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Acceptance Time by Aerohive or Extreme or any of their respective subsidiaries from any governmental authority in connection with the Merger Agreement and the consummation of the Offer and Merger or (e) the announcement (whether or not authorized by the parties) or pendency of the Merger Agreement or the transactions contemplated by the Merger Agreement, or (f) the fact that, in and of itself, Aerohive exceeds any internal or published projections, estimates or expectations of Aerohive’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Board of Directors’ Recommendation and Actions

The Merger Agreement provides that Aerohive will file a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes a statement that Aerohive’s Board of Directors has unanimously:

(i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, Aerohive and its stockholders, (ii) determined that it is in the best interests of the Aerohive and its stockholders and advisable to enter into the Merger Agreement, (iii) approved, adopted and authorized the execution and delivery by the Company of the Merger Agreement and any other agreements, certificates, documents or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement, and (iv) resolved to recommend that Aerohive’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Except as expressly permitted by the terms of the Merger Agreement, Aerohive has agreed in the Merger Agreement that neither its Board of Directors nor any committee of the Board of Directors will take, or resolve, agree or publicly propose to take, any of the following actions:

•	withhold, withdraw, qualify or modify its approval or recommendation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	fail to include its recommendation of the Offer and the Merger in the Schedule 14D-9 to be filed by Aerohive;

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fail to publicly recommend against any tender offer or exchange offer for shares of Aerohive’s capital stock that constitutes a Competing Proposal within ten business days after commencement thereof, or fail to reaffirm its recommendation of the transactions contemplated by the Merger Agreement within two business days after Extreme requests such reaffirmation in writing (provided that Extreme may only make one such request per Competing Proposal);

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adopt, approve or recommend any Competing Proposal received after the date of the Merger Agreement until the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and this Agreement or, if earlier, the termination of the Merger Agreement; or

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cause or permit Aerohive or any of its subsidiaries to enter into any agreement constituting or relating to any alternative acquisition proposal (any of the above actions being referred to as an “Adverse Recommendation Change”).

Despite the foregoing, the Merger Agreement provides that at any time before the Purchaser’s acceptance of the Offer:

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if Aerohive’s Board of Directors determines in good faith (after consultation with Aerohive’s outside legal counsel) in response to an Intervening Event that its failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties, it may withhold, withdraw, modify or qualify in a manner adverse to Extreme its approval or recommendation of the Merger Agreement or the Merger. Aerohive may not make such an Adverse Recommendation Change unless and until it has (i) provided Extreme with a written description of such Intervening Event in reasonable detail and kept Extreme reasonably informed of material developments with respect to such Intervening Event, (ii) has notified Extreme in writing at least four business days prior of its intention to make an Adverse Recommendation Change, and (iii) prior to the expiration of such four business day period, Extreme either has not made a bona fide proposal to amend the terms of the Merger Agreement or Extreme has made a bona fide proposal to amend the terms of the Merger Agreement but Aerohive’s Board of Directors determines in good faith, after consultation with its legal advisors and taking into account the terms of such proposal, that failure to make an Adverse Recommendation Change as a result of the applicable Intervening Event would be reasonably likely to result in a breach of its fiduciary duties under applicable law; or

•	if Aerohive receives a bona fide written Competing Proposal that Aerohive’s Board of Directors determines in good faith (after consultation with Aerohive’s outside legal counsel and financial advisors) constitutes a Superior Proposal (after giving effect to all of the adjustments which may be offered by Extreme and Aerohive in accordance with the Merger Agreement), and further determines in good faith, after consultation with its legal advisors, that its failure to take action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, Aerohive may withhold, withdraw, modify or qualify in a manner adverse to Extreme its approval or recommendation of the Merger Agreement and the Merger.

Aerohive has agreed not to effect an Adverse Recommendation Change with respect to a Superior Proposal unless the following obligations are satisfied:

•	none of Aerohive, its subsidiaries or representatives has breached the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal in any material respect;

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Aerohive has given Extreme and the Purchaser written notice (“Notice of Superior Proposal”) of its intent to effect an Adverse Recommendation Change or terminate the Merger Agreement, identifying the third party and including an unredacted copy of the Superior Proposal and all relevant documents (other than immaterial correspondence by electronic mail);

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during the four business days following Extreme’s receipt of the Notice of Superior Proposal, Aerohive negotiates with Extreme and the Purchaser in good faith to make adjustments to the Merger Agreement such that such Superior Proposal would cease to constitute a Superior Proposal; and

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after such four business day period, Aerohive’s Board of Directors determines in good faith (after consultation with Aerohive’s outside legal counsel and financial advisors) that the Superior Proposal continues to constitute a Superior Proposal.

If there is any amendment to the financial terms or other material amendment to such Superior Proposal, Aerohive will be required again to comply with the requirements above, provided, however, that the four business day periods will become two business day periods.

Antitrust Laws

The Merger Agreement provides that Extreme and Aerohive will use reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement, obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under any applicable antitrust laws, promptly make all necessary fillings and submissions required and pay any fees due under applicable laws and determine whether any other action by or in respect of, or filing with, any governmental authority is required, in connection with the consummation of the Offer or the Merger.

Extreme and Aerohive will cooperate in all respects with each other in connection with preparing and making any filing or submission and in connection with any investigation or other inquiry, including furnishing all information required for any application or filing, giving the other party prompt notice of any request, inquiry, objection, charge or other action, actual or threatened, by or before the Federal Trade Commission, the Department of Justice or any other governmental entity, keeping the other party informed as to the status of any such request and promptly informing the other party of any related communication. Extreme and Aerohive will consult and cooperate with the other party and consider in good faith the views of the other party in connection with any filing, analysis, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer or the Merger (including consulting with the other party where practicable in advance of any meeting or conference and to the extent permitted providing the other party the opportunity to attend and participate in such meetings and conferences).

Pursuant to the terms of the Merger Agreement, Extreme and Aerohive must make premerger filings under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department

of Justice (the “Antitrust Division”) and under the ARC with the German Federal Cartel Office, and must make the appropriate initial filings pursuant to any applicable competition laws with respect to the transactions contemplated by the Merger Agreement. Extreme and Aerohive have agreed to supply as soon as reasonably practicable any additional information and documentary material that may be requested by the FTC, the Antitrust Division, the German Federal Cartel Office or the competition or merger control authorities of any other governmental entity, and use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper and advisable consistent with the terms of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act, the ARC and any applicable competition laws as soon as practicable. None of Extreme, the Purchaser or Aerohive may agree to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition laws without the prior written consent of the other parties. Pursuant to the Merger Agreement, none of Extreme, the Purchaser nor any of their respective affiliates are obligated to (and none of Aerohive nor any Aerohive subsidiary will, without Extreme’s consent) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner; pay any amounts or grant any counterparty to any contract any accommodation; limit the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of Aerohive and Aerohive’s subsidiaries; waive conditions to the Offer; or initiate, defend, participate in, continue, or appeal any action to obtain the successful termination of any review of any review of any governmental authority regarding the Merger, or any related matter brought by or on behalf of any governmental authority.

Employee Matters

Aerohive shall take or cause to be taken all actions necessary to terminate its 401(k) Plan effective no later than the day immediately preceding the date that Extreme and Aerohive become part of the same controlled group pursuant to Section 414 of the Code (the “Controlled Group Date”), unless otherwise directed by Extreme at least ten business days prior to the Controlled Group Date.

For a period of twelve months following the Effective Time, Extreme will provide, or will cause to be provided, to each employee of Aerohive or any Aerohive subsidiary who continues employment at the Effective Time with Extreme, Aerohive, or any other Extreme subsidiary (“Continuing Employee”) (i) an annual base salary or base wages and target bonus opportunity that are substantially comparable to each of the base salary or base wages and target bonus opportunity provided to similarly situated employees of Extreme or its subsidiaries, and (ii) other benefits that are substantially comparable, in the aggregate, to either the benefits provided to Continuing Employees as of immediately prior to the Effective Time or the benefits provided to similarly situated employees of Extreme or its subsidiaries. For a period of twelve months following the Effective Time, Extreme also shall maintain, or shall cause to be maintained, Aerohive’s standard severance guidelines in effect as of June 26, 2019.

With respect to the employee benefit plans maintained by Extreme or any of its subsidiaries that are offered to Continuing Employees after the Effective Time (including any employee benefit plan of Aerohive and its subsidiaries) (the “New Plans”), for purposes of vesting, eligibility to participate and levels of benefits, each Continuing Employee shall be credited with his or her years of service with Aerohive and its subsidiaries and their respective predecessors before the Effective Time to the same extent as such Continuing Employee was entitled before the Effective Time under any similar Aerohive benefit plan in which the Continuing Employee participated or was eligible to participate immediately before the Effective Time, to the extent such credit would not result in duplication of benefits for the same period of service. In addition, Extreme shall use its commercially reasonable efforts to cause for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits or other welfare benefits to any Continuing Employee, all pre-existing condition exclusions or limitations, waiting periods, required physical examinations, and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, except to the extent such conditions would not have been satisfied or waived under the comparable employee benefit plan of Aerohive in which such Continuing Employee participated immediately prior to the Effective Time. Extreme shall use its commercially reasonable efforts to recognize or cause to be recognized the dollar amount of all co-payments, out of pocket expenses, deductibles, offsets and similar payments incurred by each Continuing Employee (and his or her eligible dependents) during the year in which the Effective Time occurs for purposes of satisfying such year’s applicable co-payment, out of pocket, deductible, offset or similar requirements under the relevant welfare benefit plans in which the Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

After June 26, 2019, no new offering period will begin under Aerohive’s 2014 Employee Stock Purchase Plan (the “ESPP”) and no new participants will be permitted in the ESPP. In addition, the Merger Agreement provides for Aerohive to (i) cause any offering period under the ESPP to terminate by the earlier of the date immediately before the Closing Date and July 31, 2019 (the “Final Exercise Date”), (ii) make prorated adjustments necessary to reflect the shortened offering period, which otherwise will be treated as a fully effective and completed offering period under the ESPP, and (iii) cause each participant’s outstanding option under the ESPP to be exercised as of the Final Exercise Date. Subject to the Closing, the ESPP will be terminated as of no later than immediately before the Effective Time.

Indemnification and Insurance

In the Merger Agreement, Extreme has agreed to indemnify and hold harmless all the past and present directors and officers of Aerohive and its subsidiaries against any costs and expenses prior to the final disposition of any actual threatened, claim, suit, proceeding or investigation to the fullest extent permitted by applicable law, the Aerohive charter or bylaws and the organizational documents of Aerohive’s subsidiaries.

For a period of six years after the Effective Time, all existing rights to indemnification, exculpation and limitation of liabilities of the past and present directors and officers of Aerohive and its subsidiaries provided in Aerohive’s certificate of incorporation or bylaws, the organizational documents of Aerohive’s subsidiaries or in any indemnification or other agreement with Aerohive will survive the Merger and continue in full force and effect. In addition, for a period of six years after the Effective Time, Extreme and the Purchaser have agreed that the organizational documents of the Surviving Corporation following the Merger will provide the directors and officers with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses for periods at or prior to the Effective Time than as are currently set forth in Aerohive’s organizational documents.

For a period of at least six years after the Effective Time, Aerohive will obtain and fully pay the premium for the non-cancellable extension of Aerohive’s existing directors’ and officers’ insurance policies and Aerohive’s existing fiduciary liability insurance policies in an amount and scope at least as favorable as Aerohive’s existing policies. However, Aerohive will not be required to pay an annual premium in excess of 250% of the last annual premium paid by Aerohive prior to June 26, 2019 to obtain such insurance, provided that if the annual premiums of such insurance coverage exceed such amount, Aerohive will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Conditions of the Merger

The obligations of Extreme, the Purchaser and Aerohive to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

•	The Purchaser has accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

•	No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Merger which would reasonably be expected to make illegal, enjoin or prohibit the consummation of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of Aerohive and Extreme at any time prior to the Effective Time.

•	by either Extreme or Aerohive if:

•

(A) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being accepted for payment thereunder, or (B) the Acceptance Time has not occurred on or before October 25, 2019 (provided, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to (i) any party whose material breach of the Merger Agreement is a proximate cause of or proximately resulted in the failure or the non-satisfaction of any condition or requirement of the Offer, or (ii) to Extreme if the Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with the Merger Agreement and at such time all of the conditions (including the Minimum Condition) and requirements of the Offer set forth have been satisfied or, where permissible, waived); or

•

any governmental authority issues a nonappealable final judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise, (i) if prior to the Acceptance Time, prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) if prior to the Effective Time, prohibiting the Merger itself (provided, that the party seeking termination will have used its commercially reasonable efforts to resist, resolve or lift such judgment, order, injunction, rule, decree or ruling, and provided, further, that such termination right will not be available to the party seeking termination if the issuance of such order was due to such party’s failure to perform any of its obligations under the Merger Agreement).

•	By Extreme, if, prior to the Acceptance Time,

•	an Adverse Recommendation Change has occurred;

•	Aerohive willfully breaches in any material respect its obligations under the terms of the no solicitation provision of the Merger Agreement;

•

Aerohive breaches any of its representations or warranties such that the condition to the Offer that the representations and warranties be true and correct is not met, or materially breaches any of its covenants or agreements set forth in the Merger Agreement, which breach shall not have been cured prior to the Expiration Date, and therefore will fail to meet the applicable condition to the Offer, Extreme delivers written notice of such breach to Aerohive and either such breach is not capable of cure or has not been so cured after twenty calendar days of delivery of such notice; or

•	prior to the Acceptance Time, a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred after signing of the Merger Agreement and is ongoing.

•	By Aerohive, if, prior to the Acceptance Time:

•

Aerohive determines to enter into a definitive written alternative acquisition agreement with respect to a Superior Proposal not solicited in breach of the Merger Agreement, but only if Aerohive shall have complied in all material respects with its obligations under the Merger Agreement with respect to such Superior Proposal (and any Competing Proposal that was a precursor thereto) and is otherwise permitted to accept such Superior Proposal pursuant to the Merger Agreement; provided, however, that Aerohive shall substantially simultaneously with such termination enter into the alternative acquisition agreement and pay the Breakup Fee (as defined below);

•

Extreme breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would or would reasonably likely materially impair the ability of Extreme and the Purchaser to consummate, or prevent or materially delay, the Offer or the Merger, Aerohive delivers written notice of such breach to Extreme and either such breach is not capable of cure or has not been so cured after twenty calendar days of delivery of such notice; or

•

Extreme fails to accept for payment Shares validly tendered and not withdrawn in the Offer in accordance with the terms of the Merger Agreement, and at such time all of the conditions (including the Minimum Condition) of the Offer have been satisfied or, where permissible, waived.

Termination Fee

Aerohive has agreed to pay to Extreme a termination fee of $11,400,000 (the “Breakup Fee”) if:

•

(i) Extreme terminates the Merger Agreement as a result of a change in Aerohive’s Board of Director’s recommendation of the Offer or Merger, (ii) Extreme terminates the Merger Agreement as a result of a willful and material breach by Aerohive of its non-solicitation obligations, or (iii) Aerohive terminates the Merger Agreement at any time Extreme would have been entitled to terminate the Merger Agreement in the circumstances described in the foregoing causes (i) or (ii);

•

Aerohive terminates the Merger Agreement to enter into a definitive written alternative acquisition agreement with respect to a Superior Proposal not solicited in material breach of the Merger Agreement; or

•

(i) (a) either party terminates the Merger Agreement in the circumstance that the Offer expires or is terminated, withdrawn or expired without any Shares being accepted for payment or the Acceptance Time has not occurred prior to October 25, 2019 and (1) the Minimum Condition has not been satisfied prior to the time of such termination and (2) the Required Governmental Approvals have been obtained and no governmental entity has issued any law or order that would make illegal or prohibit or otherwise prevent the tender offer or the merger at the time of such termination, or (b) Extreme terminates the Merger Agreement because of an uncured breach of Aerohive’s covenants, which breaches would cause the failure of certain conditions to the Offer, (ii) after the signing of the Merger Agreement and prior to any such termination, a Competing Transaction (as defined below) shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been publicly withdrawn or otherwise publicly abandoned by the person making such Competing Transaction, and (iii) within 12 months following such termination, Aerohive or any of its subsidiaries enters into a definitive agreement with respect to a Competing Transaction or a Competing Transaction is consummated (for purposes of the foregoing, a “Competing Transaction” shall mean a transaction of the type set forth in the definition of “Competing Proposal”; provided, that, all references to 20% in the definition of “Competing Proposal” shall be replaced by 50%).

For the avoidance of doubt, while Extreme may pursue both a grant of specific performance of the obligation of Aerohive to consummate the merger in accordance with the Merger Agreement and the payment of the Breakup Fee, under no circumstances shall Extreme be permitted or entitled to receive both a grant of such specific performance requiring Aerohive to consummate the Merger and to pay the Breakup Fee. Additionally, the parties agreed that any Breakup Fee paid is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, which amount would otherwise be impossible to calculate with precision.

Extensions, Waivers and Amendments

At any time prior to the Effective Time, Extreme and the Purchaser, on one hand, and Aerohive, on the other hand, may, by action taken by or on behalf of their respective boards of directors, to the extent permitted by applicable law, (i) amend the Merger Agreement, (ii) extend the time for the performance of any of the obligations or acts of the other party under the Merger Agreement, (iii) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement, or (iv) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement.

Specific Performance

Extreme, the Purchaser and Aerohive are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled, at law or in equity, except to the extent that the Breakup Fee has been paid in accordance with the Merger Agreement.

Fees and Expenses

Except (i) as provided in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fee,” (ii) Extreme and Aerohive’s obligation to share equally all filing fees in connection with the HSR Act and the ARC, and (iii) Extreme’s obligation to reimburse Aerohive for all reasonable and documented out of pocket costs and expenses incurred by Aerohive pursuant to its obligation to cooperate with Extreme in connection its debt financing, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Conditions to the Offer

See Section 15 — “Conditions to the Offer.”

Other Agreements

NDA

Under the Mutual Non-Disclosure Agreement, dated April 8, 2019 and effective April 1, 2019, between Extreme and Aerohive (the “NDA”), the parties agreed that, except as provided in the NDA, any non-public information regarding either Extreme or Aerohive furnished by one party (the “Disclosing Party”) to the other party (the “Recipient”) in connection with exploring a business opportunity of mutual interest (in this section, the “Confidential Information”) will be used by the Recipient solely for the purpose of exploring, implementing, conducting and or/ maintaining a business, product, technology development or other opportunity of mutual interest and any ongoing relationship related thereto. The Recipient is also required to use the same degree of care, but no less than a reasonable degree of care, to prevent any unauthorized use or disclosure of the Confidential Information of the Disclosing Party. The obligations of the Recipient under the NDA survive for two years from the expiration of the NDA or earlier termination of the Agreement, except for source code, which will be protected in perpetuity.

This description of the NDA is qualified in its entirety by reference to such NDA, which we have filed as Exhibit (d)(2)(i) to the Schedule TO.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on June 26, 2019, David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton, who collectively owned approximately 4% of the outstanding Shares as of June 21, 2019, entered into a tender and support agreement with Extreme and us (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, such stockholders have agreed, subject to the terms and conditions set forth therein, among other things, to (i) tender or cause to be tendered (and not withdraw) all of their Shares into the Offer; (ii) grant to and appoint Purchaser, Purchaser’s Chief Executive Officer and any designee thereof, such stockholders’ proxy and attorney-in-fact to attend any stockholder meeting and vote such stockholders’ shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder and approve any proposal to adjourn or postpone such meeting to a later date, if there are insufficient votes to approve the Merger Agreement; (iii) not directly or indirectly solicit or encourage competing proposals or inquiries for Aerohive; and (iv) waive their exercise of appraisal rights and not commence or participate in class action lawsuits against Aerohive, its representatives and its successors in connection with the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement.

The Tender and Support Agreement terminates upon the earliest of (i) termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the entry, without the prior written consent of the stockholder, into any amendment, waiver or modification to the Merger Agreement or the terms of, or conditions to, the Offer, that could or does decrease the Offer Price, change the form of consideration payable in the Offer (other than adding consideration), or otherwise amend the Offer in any manner adverse to the stockholder, and (iv) the mutual written consent of Extreme and the stockholder.

This description of the Tender and Support Agreement is qualified in its entirety by reference to such Tender and Support Agreement, which we have filed as Exhibit (d)(3) to the Schedule TO.

Exclusivity Agreement.

On May 31, 2019, Extreme and Aerohive entered into a letter agreement (the “Exclusivity Agreement”), which set forth certain terms on which Extreme and Aerohive would conduct negotiations regarding the possible acquisition of Aerohive by Extreme that resulted in the execution of the Merger Agreement. The Exclusivity Agreement provided for an exclusivity period that would terminate upon the earlier of (i) 11:59 p.m. Eastern Time on June 30, 2019, (ii) the time a definitive written agreement providing for the acquisition of Aerohive by Extreme is executed, (iii) the time Aerohive receives written notice from Extreme that Extreme is terminating negotiations with respect to the acquisition of Aerohive by Extreme, or (iv) the time that Extreme provides notice to Aerohive that Extreme is proposing to reduce its proposed purchase price below $4.45 per share in cash.

The Exclusivity Agreement required, among other things, that, during the exclusivity period, Aerohive not, and cause its representative not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, discussions or proposals regarding an Alternative Transaction (as defined in the Exclusivity Agreement), (ii) continue, propose, enter into or participate in negotiations or discussions with respect to an Alternative Transaction, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, an Alternative Transaction. The Exclusivity Agreement also provided that during the exclusivity period, Aerohive notify Extreme of any proposal it receives regarding an Alternative Transaction within one (1) business day of receipt of any such proposal and shall include in such notice the identity of the person or group of persons involved as well as the material terms of such proposal.

This description of the Exclusivity Agreement is qualified in its entirety by reference to such Exclusivity Agreement, which we have filed as Exhibit (d)(4) to the Schedule TO.

Employment Agreements

To the knowledge of Purchaser and Extreme, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Aerohive, on the one hand, and Extreme, Purchaser or Aerohive, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Aerohive entering into any such agreement, arrangement or understanding.

12.	Purpose of the Offer; Plans for Aerohive.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, Aerohive while allowing Aerohive’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be effected pursuant to Section 251(h) of Delaware Law. Accordingly, we and Aerohive have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of Aerohive, in accordance with Delaware Law.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Aerohive and will no longer participate in the future growth of Aerohive. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Aerohive and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware Law.

Plans for Aerohive

After completion of the Offer and the Merger, Aerohive will be a wholly-owned subsidiary of Extreme. We expect to operate Aerohive and its facilities generally in accordance with its existing business plans and in the same manner as our other facilities, using the best capabilities of Aerohive and Extreme to optimize operations, including making investments where appropriate. Extreme expects to continue to evaluate the business and operations of Aerohive during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Aerohive, as of and following the Effective Time. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

Except as described above or elsewhere in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Aerohive or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Aerohive or any of its subsidiaries, or (iii) any other material change in Aerohive’s corporate structure or business.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of Delaware Law, no stockholder vote will be required to consummate the Merger. We and Aerohive have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Extreme and its affiliates. Neither Extreme nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NYSE. According to the published NYSE guidelines, NYSE would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares (as determined pursuant to NYSE rules) falls below 600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. Aerohive has agreed to cooperate with Extreme to cause the delisting of Aerohive and of the Shares from the NYSE as soon as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as soon as practicable after such delisting.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Aerohive currently files periodic reports with the SEC on account of the Shares. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Aerohive to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would, assuming there are no other remaining public reporting obligations applicable to Aerohive, substantially reduce the information that Aerohive must furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Aerohive. Furthermore, the ability of Aerohive’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral, subject to certain limitations. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which case the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Aerohive Business Pending the Merger,” the Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time or, if earlier, the termination of the Merger Agreement, without the prior written approval of Extreme, Aerohive will not, and will not allow its subsidiaries to, declare or pay any dividend in respect of the Shares (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Aerohive to its parent and distributions resulting from the vesting or exercise of Aerohive Options, or the vesting and settlement of Aerohive restricted stock units (including any performance-based restricted stock units) outstanding on the date of the Merger Agreement or under the Aerohive 2014 Employee Stock Purchase Plan).

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, we will not be required to accept for payment or pay for, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the Required Governmental Approvals have not been obtained or any waiting period (or extension thereof) or mandated filing has not lapsed; or

•

there has been instituted any action by any governmental authority of competent jurisdiction (A) against us, Extreme, Aerohive or any subsidiary of Aerohive or (B) otherwise in connection with the Offer or the Merger, which remains pending and the outcome of which, if resolved in favor of such governmental authority, would reasonably be expected to:

•	make illegal, enjoin, prohibit or impose any limitations on the making or consummation of the Offer or the Merger;

•

make illegal, enjoin, prohibit or impose any limitations on the ownership or operation by Extreme, Aerohive or any of their respective subsidiaries, of all or any material portion of the assets or businesses of Extreme, Aerohive or any of their respective subsidiaries as a result of or in connection with the Offer or the Merger or compel Extreme or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Extreme, Aerohive or any of their respective subsidiaries or impose any limitations on the ability of Extreme, Aerohive or any of their respective subsidiaries to conduct its business or own such assets; or

•

make illegal, enjoin, prohibit or impose any limitations on the ability of Extreme or us to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by Extreme, us or their respective subsidiaries on all matters properly presented to the stockholders of Aerohive;

•

any law or order is enacted, entered, enforced, promulgated or which is deemed applicable by pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger, which has the effect of making illegal, enjoining, or prohibiting the consummation of the Offer and the Merger;

•

(A) a Company Material Adverse Effect (as defined below) has occurred between March 31, 2019 and the date of the Merger Agreement, (B) certain of the representations or warranties of Aerohive with respect to organization and qualification, subsidiaries; capitalization; authority; and the opinion of Aerohive’s financial advisor (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) fail to be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) it being understood that the capitalization representations and warranties of Aerohive contained in the Merger Agreement shall be deemed to fail to be true and correct in all material respects only if the fully diluted net shares (determined in accordance with the Merger Agreement) as of the closing date (determined excluding (1) any shares of Aerohive common stock subject to Aerohive equity awards that are granted after the date of the Merger Agreement in compliance with the terms of the Merger Agreement, and (2) any shares of Aerohive common stock subject to Aerohive equity awards that vested in the ordinary course of business during the period commencing after June 21, 2019 and ending on the closing date, other than such shares that vest as a result of a vesting acceleration provision triggered in connection with the consummation of the transactions contemplated by this Agreement or a termination of services as an employee or service provider) exceeds the fully diluted net shares as of the June 21, 2019 (determined in accordance with the Merger Agreement) by more than 611,000 shares of Aerohive common stock, or (C) any other representation or warranty of Aerohive contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) fails to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

•

Aerohive materially breaches or fails to perform or to comply with, in all material respects, its agreements and covenants to be performed or complied with by it under the Merger Agreement and such breach or failure is not cured prior to the Expiration Date;

•	there has occurred since the date of the Merger Agreement and is continuing a Company Material Adverse Effect (as defined below);

•

Aerohive fails to deliver a certificate of Aerohive, executed by the Chief Executive Officer and the Chief Financial Officer of Aerohive, dated as of the Expiration Date, to the effect that certain conditions to the Offer set forth in the Merger Agreement have been satisfied;

•	the Marketing Period (as defined below) shall not have been completed;

•

Aerohive shall have failed to deliver to Extreme no later than two business days prior to the Expiration Date, (i) an accurate and complete copy of a payoff letter, dated no more than ten business days prior to the Expiration Date, with respect to the indebtedness under Aerohive’s revolving credit facility, and all amounts payable to the lender thereof necessary to (x) satisfy such Aerohive debt and all other amounts payable to the lender thereof in full as of the closing and (y) terminate and release any liens related thereto or (ii) all applicable documents necessary to evidence the release and termination of all liens and guarantees in respect of Aerohive debt; or

•	the Merger Agreement is terminated in accordance with its terms.

“Company Material Adverse Effect” is defined in the Merger Agreement as any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that, individually or in the aggregate, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets and liabilities, results of operations, or condition (financial or otherwise) of Aerohive and its subsidiaries, taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or the performance by Aerohive (including any obligation of Aerohive to cause its subsidiaries to take or omit to take any action) of any of its material obligations under the Merger Agreement, except for, in the case of clauses (i) and (ii), any Effect attributable to: (a) changes in general economic or political conditions or financial or securities markets, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) changes in conditions generally affecting the principal industry in which Aerohive and its subsidiaries operate, (c) changes in GAAP or applicable Law, or enforcement or interpretation thereof, in each case as applicable to Aerohive and its subsidiaries, (d) acts of war, armed hostilities, sabotage or terrorism, (e) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster in any location where Aerohive or its subsidiaries have material operations, (f) the execution and delivery of the Merger Agreement and Aerohive’s performance of its obligations under the Merger Agreement, actions taken or not taken at the written request of Extreme, or the public announcement of the Merger Agreement or the transaction, including any litigation arising out of or relating to the Merger Agreement or the transaction, the identity of Extreme, departures of officers or employees changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of the Merger Agreement or the contemplated transaction, (g) any failure by Aerohive to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period (it being understand that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred), (h) any changes in the market price or trading volume of shares of Company Common Stock (it being understood that the changes, effects, developments, circumstances, conditions, state of facts, events or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred), or (i) any reduction in the credit rating of the Company or any of the Company Subsidiaries (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred); provided, however, that (1) clause (f) shall be disregarded for purposes of the representations and warranties set forth in Section 3.4 and/or Section 3.5 of the Merger Agreement and the conditions set forth in paragraph (c)(i) of Annex I of the Merger Agreement solely as it relates to such representations and warranties and (2) any Effect to the extent the same disproportionately affects (individually or together with other changes, effects, developments, circumstances, conditions, state of facts, events or occurrences) Aerohive and its subsidiaries, taken as a whole, as compared to other persons operating in the same principal industry in which Aerohive and its subsidiaries operate shall be excluded to such extent in the case of clauses (a), (b), (c), (d) and (e).

“Marketing Period” means the first period of ten consecutive business days after the date of the Merger Agreement commencing on a date that Extreme has available to it all requested required financial information and throughout which such required financial information is available to Extreme; provided that the Marketing Period shall end on any earlier date that is the date on which the debt financing otherwise is obtained. If Aerohive reasonably believes that it has made available to Extreme all requested required financial information, it may (but shall not be required to) deliver to Extreme a written notice to that effect, in which case such required financial information shall be deemed to have been made available to Extreme on the date of such notice (and the Marketing Period shall be deemed to have been commenced on such date), unless Extreme in good faith delivers a written objection not later than 5:00 p.m. (New York time) within three business days of such notice, setting forth, in reasonable detail, the missing requested required financial information that was not made available to Extreme (provided that, for the avoidance of doubt, it is understood the delivery of such written notice from Aerohive or Aerohive’s failure to deliver such notice, in each case, will not prejudice Aerohive’s right to assert that the required financial information has been made available to Extreme; provided, further, that, if the Marketing Period shall not have been completed on or prior to August 16, 2019, then such Marketing Period shall not commence until September 3, 2019). Notwithstanding the foregoing, and for the avoidance of doubt, if the Marketing Period shall have commenced in accordance with the terms of this definition, and during the course of the Marketing Period Aerohive shall be required to deliver additional information pursuant to the definition of required financial information as defined in the Merger Agreement, the delivery of such additional information in accordance with the aforementioned provision shall not cause the Marketing Period to reset or restart.

The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Extreme or us has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any such condition) and may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, the Required Governmental Approvals and the condition that no law or order be enacted prohibiting the consummation of the Offer and the Merger are not waivable by us and may not be waived by us.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Aerohive’s covenant to the contrary (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Aerohive Business Pending the Merger”), between the date of the Merger Agreement and the Acceptance Time, Aerohive effects a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, the Offer Price will be adjusted appropriately, and such adjustment to the Offer Price will provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

17.	Certain Legal Matters; Regulatory Approvals.

General

Based on our and Extreme’s review of publicly available filings by Aerohive with the SEC and other information regarding Aerohive, neither we nor Extreme are aware of any governmental license or regulatory permit that appears to be material to Aerohive’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Shares in the Offer. The Merger Agreement does not obligate us or Extreme or any of our or their affiliates to (and without Extreme’s consent Aerohive and its subsidiaries will not) sell, hold, separate or otherwise dispose of all or a portion of such entity’s respective business, assets or properties, or conduct such entity’s business in a specified manner; pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract any accommodation; limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of Aerohive and its subsidiaries; waive any of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer”; or initiate, defend, participate in, continue, or appeal any action in order to obtain the successful termination of any review of any review of any governmental authority regarding the Merger, or any related matter brought by or on behalf of any governmental authority.

State Takeover Statutes

A number of states (including Delaware, where Aerohive is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states.

Section 203 of Delaware Law restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Extreme because Aerohive’s Board of Directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, including for purposes of Section 203. Aerohive has represented in the Merger Agreement to us and to Extreme that other than Section 203, no takeover statute of Delaware or any other state or jurisdiction purports to be applicable to the Offer or the Merger.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

Antitrust Compliance — HSR Act

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On July 8, 2019, Extreme and Aerohive filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Based on the July 8, 2019 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on July 23, 2019, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of the Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Extreme, the Purchaser, Aerohive or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.

Antitrust Compliance — German ARC

Under the ARC, certain transactions may not be consummated unless certain waiting period requirements have been satisfied. The requirements of the ARC apply to the acquisition of all or a substantial part of a company’s assets, the acquisition of shares (if the shares, either separately or in combination with other shares already held by the undertaking, reach 50 percent or 25 percent of the capital or the voting rights) and the acquisition of direct or indirect control by rights, contracts or other means.

Under the ARC, the initial waiting period is one month. This period may be shortened if the German Federal Cartel Office (“FCO”) informs the notifying Parties that it has no concerns with regard to the Offer and the Merger. On July 5, 2019, Extreme and Aerohive filed a Premerger Notification with the FCO. Based on the July 5, 2019 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer and the Merger will expire at midnight Central European Time (7:00 p.m. New York City time) on August 5, 2019.

If the FCO believes that the Offer and the Merger would violate the ARC by substantially lessening competition in any of the product markets affected by the Offer and the Merger in Germany, it may initiate second phase proceedings that would result in a prohibition if the FCO finds that the Offer and the Merger lead to a significant impediment of competition or clearance within four months after filing. If the Offer and the Merger are consummated before the expiration of the waiting period or before clearance, the FCO may enjoin the Merger.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of Delaware Law, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Delaware Law, will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of Delaware Law, where a merger is approved under Section 251(h) of Delaware Law, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of Delaware Law. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of Delaware Law.

As described more fully in the Schedule 14D-9, if a stockholder desires to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer and August 1, 2019, deliver to Aerohive a written demand for appraisal of Shares held, which demand must reasonably inform Aerohive of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender their Shares in the Offer; and

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of Delaware Law in the Schedule 14D-9 as well as the provisions of Section 262 of Delaware Law, attached as Annex III to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law.

The foregoing summary of the appraisal rights of stockholders in the Merger under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under Delaware Law in connection with the Merger and is qualified in its entirety by reference to Item 8—“Additional Information—Appraisal Rights” in the Schedule 14D-9 and to Section 262 of Delaware Law. The perfection of appraisal rights requires strict adherence to the applicable provisions of Delaware Law. If the Merger occurs and a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the Offer Price.

Stockholder Approval Not Required

Section 251(h) of Delaware Law provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the consummating corporation or its affiliates and any rollover stock (each as defined in Section 251(h) of Delaware Law), equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under Delaware Law or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the consummating corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h) of Delaware Law) prior to the expiration of the tender offer, together with the Shares then owned by us and our affiliates and any rollover stock represent at least one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of Aerohive’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the merger agreement, the Merger will become effective as soon as practicable after the consummation of the Offer. We, Extreme and Aerohive have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of Aerohive, in accordance with Section 251(h) of Delaware Law.

18.	Fees and Expenses.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Inc. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither we nor Extreme will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of us or Extreme not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, Extreme, the Depositary or the Information Agent or any affiliate of any of them for the purpose of the Offer.

We and Extreme have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Aerohive pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Aerohive’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Aerohive may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ANNEX A

INFORMATION RELATING TO EXTREME AND THE PURCHASER

Extreme was incorporated in California in May 1996, and reincorporated in Delaware in March 1999. Extreme holds 100% of the capital stock of the Purchaser. The principal executive office, telephone number and principal business of each of these entities is described in Section 8 — “Certain Information Concerning Extreme and the Purchaser.”

Directors and Executive Officers of Extreme and the Purchaser

Set forth in the tables below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Extreme and the Purchaser. Except as provided below, the business address of each director and executive officer of Extreme and the Purchaser is 6480 Via Del Oro, San Jose, California 95119.

Directors and Executive Officers of Extreme

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
John C. Shoemaker United States of America Chairman of the Board of Directors	Mr. Shoemaker has served as a director of Extreme since October 2007. He currently serves as a consultant to the high technology industry and also serves as a mentor to corporate executives. From 1990 to June 2004, Mr. Shoemaker held various executive management positions at Sun Microsystems, Inc., including serving as Executive Vice President, Worldwide Operations Organizations and as Executive Vice President, and General Manager for its Computer Systems Division. Mr. Shoemaker previously served in a number of senior executive positions with the Xerox Corporation, a provider of document management technology and services, including as Senior Vice President, World Wide Marketing. Mr. Shoemaker served as a director of Altera Corporation, a publicly traded provider of programmable logic solutions, from 2007 until it was acquired by Intel Corporation, a publicly traded semiconductor company, in December 2015. Mr. Shoemaker served as a director of SonicWall, Inc., a provider of IT security and data backup and recovery solutions, from 2004 to 2010 and as Chairman of the Board from 2006 to 2010. Mr. Shoemaker holds a B.A. in political science and business administration from Hanover College, where he currently is a Trustee Emeritus, and an M.B.A. from Indiana University’s Kelley School of Business, where he is a member of the School of Business Dean’s Advisory Council, the School of Informatics, Computer Science and Engineering Dean’s Advisory Council, and the Johnson Center for Entrepreneurship Board.

Edward B. Meyercord United States of America Director, President and Chief Executive Officer	Mr. Meyercord has served as Extreme’s Chief Executive Officer and President and as a member of its board since April 2015. Mr. Meyercord joined Extreme’s Board of Directors as an independent director in October 2009 and served as Chairman from March 2011 until August 2015. Prior to

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
assuming his operating role at Extreme Networks in April 2015, Mr. Meyercord was Chief Executive Officer and Director at Critical Alert Systems, LLC, a privately held software-driven, healthcare information technology company that he co-founded in July 2010. Prior to that, Mr. Meyercord served as Chief Executive Officer, President and Director of Cavalier Telephone, LLC, a privately held voice, video and data services company. He served as Chief Executive Officer, President and Director of Talk America Holdings, Inc., a publicly traded company that provided phone and internet services to consumers and small businesses throughout the United States. Earlier in his career, Mr. Meyercord served as a Vice President in the investment banking division of Salomon Brothers Inc. (now part of Citigroup, Inc.), a Wall Street investment bank. He also served on the board of Tollgrade Communications, Inc., a then publicly traded telecommunications company. Mr. Meyercord holds a B.A. in economics from Trinity College in Hartford, CT, and an M.B.A. from the Stern School of Business at New York University.

Charles P. Carinalli United States of America Director	Mr. Carinalli has served as one of Extreme’s directors since October 1996. Mr. Carinalli has been a Principal of Carinalli Ventures since January 2002. From 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a privately held developer of semiconductor products. From November 2000 to November 2001, Mr. Carinalli served as Chairman of Clearwater Communications, Inc., a privately held telecommunications company. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of WaveSpan Corporation, a developer of wireless broadband access systems until the company was acquired by Proxim, Inc., a broadband wireless networking systems company. From 1970 to 1996, Mr. Carinalli served in various positions at National Semiconductor Corporation, a publicly traded semiconductor company that developed and sold analog-based semiconductor and integrated communication products, most recently serving as Senior Vice President and Chief Technical Officer. Mr. Carinalli served on the Board of Directors of Fairchild Semiconductor International, Inc., a publicly traded semiconductor company beginning in February 2002 until its acquisition by ON Semiconductor, a publicly traded semiconductor company, in September 2016. Mr. Carinalli formerly served on the Board of Directors of Atmel Corporation, a publicly traded semiconductor company, from February 2008 until its acquisition by Microchip Technology, in April 2016. He also is a member of the Board of Directors of various privately held companies. He is also a member of the Board of Directors of Dhaani Systems, a privately held IT-energy management company. Mr. Carinalli holds a B.S. in electrical engineering from the University of California, Berkeley and an M.S. in electrical engineering from Santa Clara University.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Kathleen M. Holmgren United States of America Director	Ms. Holmgren has served as one of Extreme’s directors since November 2015. Ms. Holmgren currently serves on the Board of Directors and previously served until March 2018 as the Chief Officer of Future Workforce at Automation Anywhere, Inc., a privately held developer of robotic process automation and testing software, which she joined as Chief Operating Officer in 2013. Since 2008, Ms. Holmgren has served as a Principal at Sage Advice Partners, a management consulting firm specializing in the high-tech and green-tech markets. From October 2009 to December 2016, she served as a director at the Alliance of Chief Executives, LLC, an organization for chief executives. Ms. Holmgren served as President and Chief Executive Officer of Mendocino Software, a privately held enterprise-class application data developer, from November 2007 to March 2008. Prior to November 2007, Ms. Holmgren spent over 20 years at Sun Microsystems, Inc., a publicly held enterprise software company acquired by Oracle Corporation in 2010, where she held increasingly senior roles, culminating in Senior Vice President, Storage Systems. Ms. Holmgren is Chairman of the Board of Group Delphi, a private design and media production company, where she has served since July 2014. She also joined the board of Calavo Growers, Inc., a publicly traded food and distribution company, in January 2017. In May 2017, she joined the board of Fresh Realm, LLC, a privately held delivery and business platform for the perishable food industry, representing Calavo Growers’ interests. Ms. Holmgren holds a B.S. in Industrial Engineering from California Polytechnic State University, where she is a member of the Dean’s Advisory Board, and an M.B.A. from the Stanford Graduate School of Business.

Raj Khanna United States of America Director	Mr. Khanna has served as one of Extreme’s directors since December 2014. Since 2012, Mr. Khanna has served as an independent consultant, assisting companies with finance and internal audit issues. From 2004 to 2011, Mr. Khanna served as Vice President of Corporate Audit at Qualcomm, Inc., a publicly traded semiconductor company. Prior to Qualcomm, Mr. Khanna held various finance roles at Sun Microsystems, Inc., from 1991 to 2004, including International Controller, Vice President Finance for Global Services Business and Senior Director of Finance for Strategic Business Units, and at Xerox Corporation, a provider of document management technology and services, from 1974 to 1991. Mr. Khanna holds a B. Tech in mechanical engineering from the Indian Institute of Technology and an M.B.A. from the University of Rochester, New York.

Edward H. Kennedy United States of America Director	Mr. Kennedy has served as one of Extreme’s directors since April 2011. Since June 2017, Mr. Kennedy has been president and Chief Executive Officer of Cenx, Inc., a carrier network assurance software company. From June 2010 to April 2017

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Mr. Kennedy served as the Chief Executive Officer and President of Tollgrade Communications, Inc., which was subsequently acquired by Enghouse Systems, a Canadian-based, publicly traded software and services company, in April 2017. Mr. Kennedy previously served as the Chief Executive Officer and President of Rivulet Communications, Inc., a medical video networking company, from 2007 until it was acquired by NDS Surgical Imaging, LLC, a medical imaging and informatics systems company, in 2010. He also previously served as President of Tellabs North American Operations, an optical network technology company, and as Executive Vice President of Tellabs, Inc. from 2002 to 2004. Mr. Kennedy co-founded Ocular Networks, Inc., a provider of optical networking technologies, in 1999 and served as its Chief Executive Officer and President until it was sold to Tellabs, Inc. in 2002. He has also held various executive positions at several telecommunications equipment companies, including Alcatel-Lucent S.A. (previously Alcatel Data Network), a publicly traded French global telecommunications equipment company, and Newbridge Networks Corporation, a then publicly traded Canadian digital networking equipment company. Mr. Kennedy was also a Venture Partner at Columbia Capital, a private equity investment firm, from 2005 to 2007, where he advised regarding investments into new and existing portfolio companies. He previously served as a director of Visual Networks, Inc., a publicly traded network and performance management solutions provider, from 2002 until it was acquired by Fluke Electronic Corporation, an electronic test tools and software company, in 2006. He currently serves on the Board of Directors of Avizia, Inc. a privately held medical device company, as well on the Board of Trustees of Flint Hill School and on the Executive Parent Board of Villanova University. Mr. Kennedy holds a B.S. in electrical engineering from the Virginia Polytechnic Institute and State University.

Robert Gault United States of America Chief Revenue and Services Officer	Mr. Gault joined Extreme in December 2014 as its Vice President, Worldwide Partner Organization and was promoted to serve as its Executive Vice President, Worldwide Sales, Services and Channels in April 2015 and was promoted to Chief Revenue and Services Officer in July 2017. Prior to joining Extreme, Mr. Gault served as Vice President, Cloud and Managed Services at Cisco Systems, Inc., a publicly traded networking solutions company, from July 2009 to December 2014. Prior to that, he served as Vice President, U.S. Service Provider Channels at Cisco from June 2005 to June 2009, and as Operations Director at Cisco from June 2000 to June 2005. Mr. Gault also served as Global Account Manager for Sprint from June 1987 to November 1996. Mr. Gault holds a B.S. degree in business from West Chester University.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Rémi Thomas France Executive Vice President and Chief Financial Officer	Mr. Thomas has been Executive Vice President and Chief Financial Officer of Extreme since November 2018. Prior to joining Extreme, he served as Senior Vice President, Corporate Controller at CA Technologies from April 2017 to November 2018. Prior to that, Mr. Thomas served as Vice President of Finance at HPE Software, a business unit of Hewlett Packard Enterprise from August 2015 to March 2017. Prior to that, he worked for Alcatel-Lucent — mostly in Paris and Shanghai — from January 2008 to August 2015, occupying various finance leadership roles including CFO for Enterprise and Strategic Industries, CFO for APAC, CFO for Wireless Networks and finally, head of M&A and Corporate Development. Mr. Thomas holds a B.A. in business administration from Toulouse Business School and an M.B.A. from University of Warwick.

Directors and Executive Officers of the Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Katayoun (“Katy”) Motiey United States of America Director, President, Chief Executive Officer, Secretary and Treasurer	Ms. Motiey has served as Director, President, Chief Executive Officer and Treasurer of Purchaser since its formation on June 17, 2019 and as Secretary of Purchaser since July 9, 2019. Ms. Motiey joined Extreme as Executive Vice President and General Counsel in November 2015 and was promoted to serve as its Chief Administrative Officer and General Counsel in February 2016. Prior to Extreme, Katy was Corporate Senior Vice President, General Counsel & Secretary at Spansion from 2013 to 2015. Prior to that she was VP, General Counsel & Secretary as well as VP of HR at InvenSense; VP, General Counsel & Secretary at each of Magellan Navigation & Ashtech and Maple Optical Systems, and Senior Corporate Counsel at Alta Vista. Ms. Motiey holds a B.A. and a J.D. from Georgetown University.

Rémi Thomas France Director	Mr. Thomas has served as Director of Purchaser since July 9, 2019. Mr. Thomas has served as Executive Vice President and Chief Financial Officer of Extreme since November 2018. Prior to joining Extreme, he served as Senior Vice President, Corporate Controller at CA Technologies from April 2017 to November 2018. Prior to that, Mr. Thomas served as Vice President of Finance at HPE Software, a business unit of Hewlett Packard Enterprise from August 2015 to March 2017. Prior to that, he worked for Alcatel-Lucent — mostly in Paris and Shanghai — from January 2008 to August 2015, occupying various finance leadership roles including CFO for Enterprise and Strategic Industries, CFO for APAC, CFO for Wireless Networks and finally, head of M&A and Corporate Development. Mr. Thomas holds a B.A. in business administration from Toulouse Business School and an M.B.A. from University of Warwick.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF AEROHIVE OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

The Depositary for the Offer is:

By Registered or Certified Mail: Computershare C/O Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	By Overnight Courier: Computershare C/O Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

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or

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Email: tenderoffer@mackenziepartners.com